EXHIBIT 99.1

Avino Silver & Gold Mines Ltd. Amended Resource Estimate Update for the Avino Property Durango, Mexico

Project code:	16023
Effective date:	October 27, 2016
Authors:	M.F. O’Brien, P.Geo.
QG Australia (Pty) Ltd. An ARANZ Geo Company H. Ghaffari, P.Eng. Tetra Tech S. Abdel Hafez, Ph.D., P.Eng. Tetra Tech

Reviewer:	M. Job
QG Australia (Pty) Ltd. An ARANZ Geo Company

The conclusions and recommendations expressed in this report represent the opinions of the author(s) based on the data available to them. The opinions and recommendations provided from this information are in response to a request from the client and no liability is accepted for commercial decisions or actions resulting from them.

Contents

List of figures.	8
List of Tables.	10
1.0 SUMMARY	11
1.1 Introduction.	11
1.2 .Property Description and Location	11
1.3 Geology and Mineralization.	12
1.3.1 The Avino Vein.	14
1.3.2 The San Gonzalo Vein.	14
1.3.3 The Oxide Tailings.	14
1.4 Resource Estimates.	15
1.5 Mineral Processing, Metallurgical Testing and Recovery Methods.	16
1.5.1 Avino Vein.	16
1.5.2 San Gonzalo Vein.	16
1.5.3 Oxide Tailings.	16
1.6 Mining Methods.	16
1.6.1 Avino Vein.	16
1.6.2 San Gonzalo Vein.	16
1.6.3 Oxide Tailings.	17
1.7 Environmental.	17
1.8 Capital and operating costs.	17

2.0 INTRODUCTION.	20
2.1 Units of measurement.	20
2.1.1 Effective Dates.	20
2.1.2 Information and Data Sources.	20

3.0 RELIANCE ON OTHER EXPERTS.	21

4.0 PROPERTY DESCRIPTION AND LOCATION.	22
4.1 Location.	22
4.2 Property ownership.	23
4.3 Mineral concessions and agreements.	24

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY.	28
5.1 Topography, elevation and vegetation.	28
5.2 Accessibility and local resources.	28
5.3 Climate and length of operating season.	28
5.4 Infrastructure.	28

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

6.0 HISTORY.	29
6.1 Avino mine, 1555-1968.	29
6.1.1 Avino Vein system deposit.	29
6.1.2 San Gonzalo Vein deposit.	30

7.0 GEOLOGICAL SETTING AND MINERALIZATION.	32
7.1 Regional geology.	32
7.2 Property geology and mineralization.	33
7.2.1 Avino Vein.	34
7.2.2 San Gonzalo Vein.	35
7.2.3 Oxide and sulphide tailings.	36

8.0 DEPOSIT TYPES.	38

9.0 EXPLORATION.	39
9.1 Early exploration (prior to mine closure), 1968 to 2001.	39
9.2 Recent exploration, 2001 to present.	40
9.2.1 Tailings investigations (oxides), 2003 and 2004.	40
9.2.2 Tailings sampling (sulphides), 2005.	41
9.2.3 Bulk sample program of San Gonzalo Vein, 2011.	41
9.2.4 Underground channel sampling of San Gonzalo and Angelica Veins, 2010-present.	43

10.0 DRILLING.	44
10.1 Early drilling (prior to mine closure), 1968 to 2001.	44
10.1.1 Avino Vein.	44
10.1.2 Oxide tailings, 1990 to 1991.	44
10.2 Recent drilling (post mine closure), 2001 to present.	45
10.2.1 Avino Vein (including ET zone) and nearby veins.	45
10.2.2 San Gonzalo and nearby veins.	46
10.2.3 Oxide Tailings.	50
10.2.4 Specific gravity results.	52

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY.	54
11.1 Drilling and trenching of oxide tailings, 1990 to 1991.	54
11.2 Tailings investigations (test pits in oxide tailings), 2004.	54
11.3 Drilling program, San Gonzalo, 2007 to present.	55
11.4 Drilling programs, ET zone of the Avino Vein, 2006 to present.	55
11.5 Underground channel sampling of San Gonzalo Vein, 2010 to present.	56
11.6 Avino laboratory.	56
11.7 Specific gravity samples.	56
11.7.1 Caliper volume calculation method.	57
11.7.2 Water displacement method.	57
11.8 QP opinion.	57

Project code: 16023

Effective date: October 27, 2016

12.0 DATA VERIFICATION.	58
12.1 Avino and San Gonzalo Vein drillhole database verification.	58
12.1.1 Collar and assay data.	58
12.1.2 Downhole survey data.	60
12.1.3 Geology data and interpretation.	60
12.1.4 Review of drillhole quality assurance/quality control samples.	60
12.2 Bulk Density.	64
12.2.1 Avino and San Gonzalo Vein bulk density.	64
12.3 Oxide tailings drillhole database.	65
12.3.1 Assay verification of 1990/1991 drillholes in oxide tailings.	65
12.3.2 Oxide tailings verification samples.	65
12.4 Site visit.	66
12.5 QG consulting conclusions and opinion.	66
12.5.1 Avino and San Gonzalo Veins.	66
12.5.2 Oxide tailings.	67
12.5.3 QP opinion.	67

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING.	68
13.1 Avino Vein.	68
13.2 San Gonzalo Vein.	68
13.3 Oxide tailings.	68
13.4 Sulphide tailings.	68

14.0 MINERAL RESOURCE ESTIMATES.	69
14.1 Resource summary.	69
14.2 Data.	70
14.3 Avino Vein.	70
14.3.1 Geological interpretation.	70
14.3.2 Wireframing.	70
14.4 San Gonzalo Vein.	73
14.4.1 Geological interpretation.	73
14.4.2 Wireframing.	73
14.5 Oxide tailings.	75
14.5.1 Geological Interpretation.	75
14.5.2 Wireframing.	76

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

14.6 Exploratory data analysis.	77
14.6.1 Raw data assays and statistics.	77
14.6.2 Outlier management and capping strategy.	79
14.6.3 Drillhole compositing.	80
14.7 Density.	80
14.7.1 Density data.	80
14.8 Variography and spatial analysis.	81
14.9 Interpolation plan and Kriging parameters.	86
14.9.1 Avino.	86
14.9.2 San Gonzalo.	87
14.9.3 Oxide Tailings.	88
14.10 Resource block models.	89
14.10.1 Block Model Configurations.	89
14.10.2 Interpolation.	90
14.11 Model validation.	90
14.11.1 Statistics.	90
14.11.2 Sections.	91
14.11.3 Swath plots.	95
14.12 Mineral resource classification.	112
14.12.1 Introduction.	112
14.13 Mineral resource tabulation.	114
14.13.1 Cut-offs and silver equivalent calculations.	114
14.13.2 Grade tonnage tables.	115
14.13.3 Grade-tonnage graphs.	119
14.14 Sulphide tailings.	123

15.0 MINERAL RESERVE ESTIMATES.	124

16.0 MINING METHODS.	125
16.1 Avino Vein.	125
16.2 San Gonzalo Vein.	125
16.2.1 Bulk sample program.	126
16.2.2 Production.	126
16.2.3 Mine design.	126
16.3 Oxide tailings.	127
16.4 Sulphide tailings.	127

Project code: 16023

Effective date: October 27, 2016

17.0 RECOVERY METHODS.	128

18.0 PROJECT INFRASTRUCTURE.	131
18.1 Introduction.	131
18.2 Power.	131
18.3 Water supply.	131
18.4 Water treatment plant.	131
18.5 San Gonzalo access road.	131

19.0 MARKET STUDIES AND CONTRACTS.	132

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT.	132

21.0 CAPITAL AND OPERATING COSTS.	132
21.1 Avino and San Gonzalo Veins.	132
21.2 Oxide tailings.	134
21.3 Sulphide tailings.	134

22.0 ECONOMIC ANALYSIS.	135
22.1 Avino Vein.	135
22.2 San Gonzalo Vein.	135
22.3 Oxide tailings.	135
22.4 Sulphide tailings.	135

23.0 ADJACENT PROPERTIES.	136

24.0 OTHER RELEVANT DATA AND INFORMATION.	137

25.0 INTERPRETATION AND CONCLUSIONS.	138
25.1 Geology.	138
25.2 Resource estimates.	138
25.3 Mineral processing.	139
25.4 Mining.	139
25.5 Capital and operating costs.	139
25.6 Economic analysis.	141

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

26.0 RECOMMENDATIONS.	142
26.1 Introduction.	142
26.2 Actions.	142
26.2.1 Database Management.	142
26.2.2 Underground Sampling.	142
26.2.3 Survey data.	143
26.2.4 Specific gravity sampling and analysis.	143
26.2.5 QA/QC Sampling.	143
26.2.6 Sulphide tailings drilling.	143
26.2.7 Density Measurements.	143
26.2.8 Resource estimation.	144
26.2.9 Strategic Exploration Assessment.	144
26.3 Process.	144
26.3.1 Oxide and sulphide tailings.	144

27.0 REFERENCES.	145

28.0 CERTIFICATE OF QUALIFIED PERSON.	147
28.1 MICHAEL F. O’BRIEN, P.Geo., M.Sc., Pr. Sci. Nat., F.Aus.I.M.M., F.S.A.I.M.M.	147
28.2 HASSAN GHAFFARI, P.Eng.,	148
28.3 SABRY ABDEL HAFEZ, P.Eng., Ph.D.	149

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

List of figures

Figure 1-1 General location of the property	12
Figure 1-2 Perspective view of the property looking north and showing the three deposits	14
Figure 4-1 General location of the property	22
Figure 4-2 Local property location	23
Figure 4-3 Map of Avino Mine Property Concessions (after Tetra Tech, 2013)	26
Figure 6-1 Avino Mine: Vertical Section View showing Development and Stoping	30
Figure 6-2 San Gonzalo Mine: Vertical Section View Showing Development and Stoping	31
Figure 7-1 General Map of property Geology	33
Figure 7-2 Orthogonal view of the oxide tailings deposit and drillholes	36
Figure 9-1 Channel and drillhole Samples, Colour Coded by Silver Grade, within the Avino Vein system	43
Figure 9-2 Channel samples, colour coded by silver grade, within the San Gonzalo Vein system	44
Figure 10-1 Drillholes Completed from 2006 to 2016 on the Avino Vein	46
Figure 10-2 Location of drillholes completed from 2006 to 2016 on the San Gonzalo Vein	47
Figure 10-3 Location of drillholes completed from 2015 to 2016 on the Oxide Tailings	52
Figure 12-1 Standard 1303 – silver performance	61
Figure 12-2 Standard 1303 – gold performance	62
Figure 12-3 Standard 1305 – silver performance	62
Figure 12-4 Standard 1305 – gold performance	63
Figure 12-5 Standard 1307 – silver performance	63
Figure 12-6 Standard 1307 – gold performance	64
Figure 14-1 Oblique view, looking north, of the Avino Vein system model	71
Figure 14-2 Grade profiles across the Avino Vein system contacts	72
Figure 14-3 Number of samples per slice across the Avino Vein system contacts	72
Figure 14-4 Oblique View looking north of the San Gonzalo Vein system model	73
Figure 14-5 Grade profiles across the San Gonzalo Vein system contacts	74
Figure 14-6 Perspective view of oxide tailings drilling and silver assays	75
Figure 14-7 Section View looking northeast showing silver grades in oxide tailings benches	76
Figure 14-8 Avino Vein: Domain 10 Experimental Silver variograms	81
Figure 14-9 Avino Vein: Domain 10 Experimental Gold variograms	82
Figure 14-10 Avino Vein: Domain 10 Experimental Copper variograms	82
Figure 14-11 San Gonzalo Vein: Domain 10 Experimental Silver variograms	83
Figure 14-12 San Gonzalo Vein: Domain 10 Experimental Gold variograms	84
Figure 14-13 Oxide Tailings: Domain 10 Experimental Silver variograms	85
Figure 14-14 Oxide Tailings: Domain 10 Experimental Silver variograms	86

Project code: 16023

Effective date: October 27, 2016

Figure 14-15 Avino Vein: Typical transverse section, looking east through drillhole ET07-10 showing the block model centroids colour coded by silver grade	91
Figure 14-16 Avino Vein: longitudinal section showing the block model centroids colour coded by silver grade	92
Figure 14-17 Avino Vein: longitudinal section showing the block model centroids colour coded by gold grade	92
Figure 14-18 Avino Vein: longitudinal section showing the block model centroids colour coded by copper grade	93
Figure 14-19 San Gonzalo Vein: Typical transverse section looking east aligned along drillhole SG1115 showing the block model centroids colour coded by silver grade	93
Figure 14-20 San Gonzalo Vein: longitudinal section showing the block model centroids colour coded by silver grade	94
Figure 14-21 San Gonzalo Vein: longitudinal section showing the block model centroids colour coded by gold grade	94
Figure 14-22 San Gonzalo Vein: longitudinal section showing the block model centroids colour coded by copper grade	95
Figure 14-23 Avino Vein, swathplot for silver, eastings	96
Figure 14-24 Avino Vein, swathplot for gold, eastings	97
Figure 14-25 Avino Vein, swathplot for copper, eastings	98
Figure 14-26 Avino Vein, swathplot for silver, elevation	99
Figure 14-27 Avino Vein, swathplot for gold, elevation	100
Figure 14-28 Avino Vein, swathplot for copper, elevation	101
Figure 14-29 San Gonzalo Vein, swathplot for silver, eastings	102
Figure 14-30 San Gonzalo Vein, swathplot for gold, eastings	103
Figure 14-31 San Gonzalo Vein, swathplot for copper, eastings	104
Figure 14-32 San Gonzalo Vein, swathplot for silver, elevation	105
Figure 14-33 San Gonzalo Vein, swathplot for gold, elevation	106
Figure 14-34 San Gonzalo Vein, swathplot for copper, elevation	107
Figure 14-35 Oxide tailings Deposit, swathplot for silver, easting	108
Figure 14-36 Oxide tailings Deposit, swathplot for gold, easting	109
Figure 14-37 Oxide tailings Deposit, swathplot for silver, northing	110
Figure 14-38 Oxide tailings Deposit, swathplot for gold, northing	110
Figure 14-39 Oxide tailings Deposit, swathplot for silver, elevation	111
Figure 14-40 Oxide tailings Deposit, swathplot for gold, elevation	111
Figure 14-41 Grade tonnage graph of Avino Vein material at Measured confidence level	119
Figure 14-42 Grade tonnage graph of Avino Vein material at Indicated confidence level	120
Figure 14-43 Grade tonnage graph of Avino Vein material at Inferred confidence level	120
Figure 14-44 Grade tonnage graph of San Gonzalo Vein material at Measured confidence level	121
Figure 14-45 Grade tonnage graph of San Gonzalo Vein material at Indicated confidence level	121
Figure 14-46 Grade tonnage graph of San Gonzalo Vein material at Inferred confidence level	122
Figure 14-47 Grade tonnage graph of Oxide Tailings material at Indicated confidence level	122
Figure 14-48 Grade tonnage graph of Oxide Tailings material at Inferred confidence level	123

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

List of Tables

Table 1-1 Mineral Resources at the Avino property	15
Table 1-2 Capital Costs for the Avino Vein	17
Table 1-3 Capital Costs for the San Gonzalo Vein	18
Table 1-4 Operating Costs for the Avino Vein	18
Table 1-5 Operating Costs for the San Gonzalo Vein	19
Table 4-1 Summary of Property Ownership	24
Table 4-2 Mineral Concessions – Avino Property	25
Table 9-1 Underground Channel Sampling by Level for the Avino and San Gonzalo Underground Mines, since 2013.	42
Table 10-1 Drillholes completed from 2007 to 2016 on the San Gonzalo Vein	47
Table 10-2 Drillholes completed from 2015 and 2016 on the Oxide Tailings	50
Table 10-3 Avino and San Gonzalo Density Data Summary	53
Table 12-1 Number of records and discrepancies for the Avino drillhole data	59
Table 12-2 Standards Specifications	60
Table 14-1 Avino Mine – Mineral Resources	69
Table 14-2 Metal grade statistics for sampling of the Avino and San Gonzalo Vein systems	77
Table 14-3 Oxide tailings samples by sampling campaign	78
Table 14-4 Oxide tailings assays by unit	79
Table 14-5 Avino Vein system density data summary	80
Table 14-6 San Gonzalo Vein system density data summary	80
Table 14-7 Avino Vein System: Variogram and Search Parameters	87
Table 14-8 San Gonzalo Vein System: Variogram and Search Parameters	88
Table 14-9 Oxide tailings deposit: variogram and search parameters	89
Table 14-10 Estimation Block Model Specifications	89
Table 14-11 Explanation of Table 14-10	89
Table 14-12 Avino Vein: Block estimates and composite sample grades	90
Table 14-13 San Gonzalo Vein: Block estimates and composite sample grades	90
Table 14-14 Oxide Tailings: Block estimates and composite sample grades	91
Table 14-15 Criteria for Classification of Underground Mineral Resources	113
Table 14-16 Silver equivalent based metal prices and operational recovery parameters	114
Table 14-17 Mineral Statement for the Avino property	114
Table 14-18 Avino Vein – High Confidence / Measured	115
Table 14-19 Avino Vein – Medium Confidence / Indicated	115
Table 14-20 Avino Vein – Low Confidence / Inferred	116
Table 14-21 San Gonzalo Vein – High Confidence / Measured	117
Table 14-22 San Gonzalo – Medium Confidence / Indicated	117
Table 14-23 San Gonzalo – Low Confidence / Inferred	118
Table 14-24 Oxide Tailings – Medium Confidence / Indicated	118
Table 14-25 Oxide Tailings – Low Confidence / Inferred	119
Table 14-26 Target Resource for further exploration within sulphide tailings	123
Table 16-1 Recent Production from the Avino Vein	125
Table 16-2 Recent Production from the San Gonzalo Vein	125
Table 21-1 Capital Costs for the Avino Vein	132
Table 21-2 Capital Costs for the San Gonzalo Vein	132
Table 21-3 Operating Costs for the Avino Vein	133
Table 21-4 Operating Costs for the San Gonzalo Vein	133
Table 25-1 Mineral Resources at the Avino Mine Property	137
Table 25-2 Capital Costs for the Avino Vein	139
Table 25-3 Capital Costs for the San Gonzalo Vein	139
Table 25-4 Operating Costs for the Avino Vein	140
Table 25-5 Operating Costs for the San Gonzalo Vein	141

Project code: 16023

Effective date: October 27, 2016

1.0 SUMMARY

1.1 Introduction

Avino Silver & Gold Mines Ltd. (Avino) is a Canada-based mining and exploration company listed on the TSX Venture Exchange, the NYSE-MKT, and Berlin and Frankfurt Stock Exchanges with precious metal properties in Mexico and Canada.

The Avino Mine (the Property or the Project), near Durango, Mexico, is Avino’s principal asset and is the subject of this technical report, which includes a current resource estimate for the Avino Veins, San Gonzalo Veins and for the oxide tailings deposit. The relative positions of the three deposits and the existing processing plant are shown in Figure 1-2.

Avino holds a 99.67% interest in the Property through its subsidiary company called Compañía Minera Mexicana de Avino (CMMA). Avino commenced development, including drilling and bulk sampling, on the San Gonzalo Vein in 2010 and this work is ongoing. This marks the resumption of activity on the Property since 2001, when low metal prices and the closure of a key smelter caused the mine to close after having been in operation continuously for 27 years. Between 1976 and 2001, the mine produced approximately 497 t of silver, 3 t of gold, and 11,000 t of copper (Slim 2005) as well as an undocumented amount of lead.

The majority of the information has been sourced from data provided by Avino, Avino internal reports, Tetra Tech (2013), Slim (2005d), and Gunning (2009). The majority of the information was provided in English, but some information was written in Spanish and subsequently translated into English.

1.2 Property Description and Location

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, 82 km northeast of Durango City (Figure 1-1). The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions, totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), by Promotora Avino SA de CV, and by Susesion de la Sra. Elena del Hoyo Algara de Ysita.

Project code: 16023

Effective date: October 27, 2016

Figure 1-1 General location of the property

Through its subsidiary company, Avino entered into an agreement (the Agreement) on February 18, 2012 with Minerales de Avino, Sociedad Anonima de Capital Variable (Minerales), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino Vein and Elena Toloso Zone (ET Zone).

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of US$250,000 by the issuance of common shares of Avino. Avino has also agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (NSRs), at the commencement of commercial production from the concession.

All concessions are current and up to date based on information received. Mineral concessions in Mexico do not include surface rights and Avino has entered into agreements with communal landowners (Ejidos) of San Jose de Avino, Panuco de Coronado and Zaragoza for the temporary occupation and surface rights of the concessions.

1.3 Geology and Mineralization

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists of volcanic rocks of mainly Andesitic affiliation with other rock types occurring more sparsely to the north (Slim, 2005d).

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which may be related to the Avino Vein mineralization. A number of younger thin mafic sills are also found in various parts of the region.

The Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones. These zones grade into a “near porphyry” environment in the general vicinity of the Avino property. The caldera has been uplifted by regional north trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence which is a favourable host rock. The upper volcanic sequence consists of rhyolite to trachytes with extensive ignimbrite and is intruded by monzonite bodies. The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas.

A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the property. The two structures may occupy deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast (the Avino Vein trend) and northwest to southeast the San Gonzalo trend). In Mexico, these vein deposits may have large lateral extents, but can be limited in the vertical continuity of grades due to the effects of pressure on boiling levels for mineralizing fluids. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is derived primarily from these shallow zones, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings.

The valuable minerals found during the period of mining of the oxide zone are reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold and native copper.

Three deposits, the Avino Vein, the San Gonzalo Vein and the oxide tailings deposits, are the subject of resource estimates disclosed in this report.

Project code: 16023

Effective date: October 27, 2016

Figure 1-2 Perspective view of the property looking north and showing the three deposits

1.3.1 The Avino Vein

The Avino Vein (see Figure 1-2 for location) has been and continues to be the primary deposit mined on the property since at least the 19th century. It is 1.6 km long and up to 60 m wide on the surface. The deepest level is at the 1,930 m amsl level (430 m below surface).

1.3.2 The San Gonzalo Vein

The San Gonzalo Vein system (see Figure 1-2 for location), including the crosscutting Angelica vein, is located 2 km northeast of the Avino Vein. It constitutes a strongly developed vein system over 25 m across, trending 300 to 325°/80° northeast to 77° south. Banded textures and open-space filling are common and individual veins have an average width of less than 2 m. The vein was mined historically and underground workings extend approximately 1.1 km along strike and to the 1,970 m amsl (300 m below surface).

1.3.3 The Oxide Tailings

The Oxide Tailings deposit (see Figure 1-2 for location) comprises historic recovery plant residue material that was wasted from processing plants during the earlier period of open pit mining of the Avino Vein. The oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

1.4 Resource Estimates

The Avino system, San Gonzalo system and oxide tailings mineral resources were modelled and estimated using Datamine™ Studio software version 3.24.25.0. The reported mineral resource was interpolated using ordinary kriging (OK) and capped grades and inverse distance squared (ID2) and NN for model validation purposes. All three deposits were estimated for silver, gold, copper, lead and zinc. Under current economic and technical conditions gold and silver and copper are recoverable from the Avino system and all three metals are included in the mineral resource and for the silver equivalent calculation for the Avino system. Under current economic and technical conditions only gold and silver are recoverable from the San Gonzalo system and the oxide tailings and consequently only silver and gold are included in the mineral resource and for the silver equivalent calculation for the San Gonzalo system and oxide tailings. Cut-off reporting (to consider ‘eventual prospects for eventual economic extraction’) utilizes a silver equivalent (Ag_Eq) calculation where the total metal value is converted into an in situ silver resource. For reporting purposes, a base-case Ag_Eq cut-off of 55 g/t is used for the Avino system, an Ag_Eq cut-off of 125 g/t is used for the San Gonzalo system and an Ag_Eq cut-off of 50 g/t is used for the oxide tailings based on current economic parameters.

Table 1-1 is the mineral statement. Other grade tonnage graphs and tables found in the report are intended to show sensitivity of the mineralised material and must not be considered mineral resources.

Table 1-1 Mineral Resources at the Avino property

Notes to the statement:

Figures may not add to totals shown due to rounding

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards

- For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 50, 55 and 125 g/t silver equivalent grade.

Silver equivalent grades were calculated using conversion formulas AgEQ = Ag + 55.9 * Au + 72.99 * Cu for Avino Vein and AgEQ = Ag + 56.38 * Au for San Gonzalo Vein System and oxide tailings

Cut-off grades were calculated using current costs, silver price of US$19.50/oz, gold price of US$1,250/oz and copper price of US$2.10/lb

It must be noted that no mineral resource has been estimated for the sulphide tailings portion of the Property.

Project code: 16023

Effective date: October 27, 2016

1.5 Mineral Processing, Metallurgical Testing and Recovery Methods

1.5.1 Avino Vein

Avino is currently conducting mining activity on the Avino Vein and processing Avino Vein material at the mine plant.

The process plant consists of crushing and grinding facilities, followed by a flotation process circuit to recover and upgrade silver and gold from the feed material. Common reagents were used within the flotation circuit. The flotation concentrate is thickened, filtered and sent to a concentrate stockpile for subsequent shipping to customers.

1.5.2 San Gonzalo Vein

As has been reported before by Tetra Tech (2012 and 2013), Avino is currently conducting mining activity on the San Gonzalo Vein and processing San Gonzalo Vein material at the mine plant.

The process plant consists of crushing and grinding facilities, followed by a flotation process circuit to recover and upgrade silver and gold from the feed material. Common reagents were used within the flotation circuit. The flotation concentrate is thickened, filtered and sent to a concentrate stockpile for subsequent shipping to customers.

1.5.3 Oxide Tailings

The oxide tailings material is not currently being treated. Based on previous comprehensive work reported by Tetra Tech (2012) a heap leach alternative indicated the best financial return. No new work has been done on process alternatives for the oxide tailings since 2012.

1.6 Mining Methods

1.6.1 Avino Vein

Avino is currently conducting mining activity on the Avino Vein. Longhole stoping and sublevel caving mining methods are being used. The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions.  These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Production from the Avino Vein is summarized in Table 1-2.

Table 1-2 Recent Production from the Avino Vein

1.6.2 San Gonzalo Vein

Avino is currently conducting mining activity on the San Gonzalo Vein. Cut-and-fill and shrinkage stoping methods are being used. The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions.  These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Production from the San Gonzalo Vein is summarized in Table 1-3.

Table 1-3 Recent Production from the San Gonzalo Vein

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

1.6.3 Oxide Tailings

The oxide tailings material is not currently being mined. Previous studies by Tetra Tech (2012 and 2013) concluded that the tailings could be mined through surface methods and without blasting and treated on a heap leach pad. The plant was proposed to operate on a 24 h, 365 d basis with an overall utilization of 90%. For an oxide tailings treatment rate of 500,050 t/a, this would be equivalent to a throughput rate of 1,370 t/d or 63.4 t/h. No mining studies or activity has been carried out on the oxide tailings since 2012.

1.7 Environmental

No new information has been provided for this report.

1.8 Capital and operating costs

Capital costs

The actual capital expenditures for 2014 to 2016, for the sections of the Avino Vein (Elena Tolosa) and San Gonzalo Vein sections of the mine, are summarized in Tables 1-2 and 1-3 respectively.

Table 1-4 Capital Costs for the Avino Vein

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 1-5 Capital Costs for the San Gonzalo Vein

Operating costs

The operating costs (in US dollars) during Q1 2016 and Q2 2016, for the sections of the Avino Vein (Elena Tolosa) and San Gonzalo Vein sections of the mine, are presented in Tables 1.4 and 1.5.

Table 1-6 Operating Costs for the Avino Vein

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 1-7 Operating Costs for the San Gonzalo Vein

The mine and milling costs included operating and maintenance labour together with the associated consumable supplies. Power was included in the milling costs. The geological component was mostly technical labour.

The CAPEX and OPEX for the oxide tailing tailings part of the Property were developed and reported by Tetra Tech (2012) but are no longer current.

Project code: 16023

Effective date: October 27, 2016

2.0 INTRODUCTION

Avino Silver & Gold Mines Ltd. (Avino) is a Canadian-based mining and exploration company listed on the TSXV and NYSE, trading under the symbol “ASM”. Avino has precious metal properties in Mexico and Canada and has a head office located at 900-570 Granville Street, Vancouver, BC, Canada, V6C 3P1.

QG Consulting (QG) has been retained by Avino to prepare an update of resource estimate on the Avino Property in Durango, Mexico. The purpose of this new report is to disclose three updated mineral resource estimates for the Avino Vein, the San Gonzalo Vein and Oxide Tailings portions of the Property. The report also includes a summary of current information previously disclosed in Tetra Tech reports filed in 2012 and 2013, comprising a mineral resource estimate and preliminary economic assessment on the oxide tailings portion of the Property.

This report has been prepared in accordance with National Instrument 43-101 and Form 43-101F.

2.1 Units of measurement

All units of measurement used in this technical report and resource estimate are in metric, and currency is expressed in US dollars, unless otherwise stated.

2.1.1 Effective Dates

The effective date of this report is August 31, 2016.

2.1.2 Information and Data Sources

In preparation of this report, various historical engineering, geological and management reports compiled about the Project or site were reviewed and supplemented by direct site examinations and investigations. All the data files reviewed for this study were provided by Avino in the form of hard copy documents, electronic .pdf reports, .xls files, email correspondence, and personal communication with management and personnel from Avino. Work completed by Avino includes several decades of open pit and underground mining, drilling and sampling, trenching, metallurgical testing, and geophysical surveying.

The main sources of information in preparing this report are:

•	Gunning, D. 2009. Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. Effective date August 31, 2009.
•	Slim, B. 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.
•	Tetra Tech, 2013. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 19, 2013. www.sedar.com Document No. 1251920100-REP-R0001-02.1

A complete list of references is provided in Section 27.0.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

3.0 RELIANCE ON OTHER EXPERTS

The purpose of this report is primarily to disclose current mineral resources.

This report has been prepared by Michael O’Brien, P.Geo, of QG Australia (Pty) Ltd, Hassan Ghaffari, P.Eng and Sabry Abdel Hafez, P.Eng both of Tetra Tech. All authors are independent Qualified Person (QP) as defined within the requirements of National Instrument 43-101 (NI 43-101).

The information, conclusions, opinions, and estimates contained herein are based on:

•	information available to the authors at the time the report was prepared;
•	assumptions, conditions, and qualifications as outlined in this report; and
•	production and expenditure data, reports, and other information supplied by Avino Silver & Gold Mines Ltd. (Avino or Company) and other third-party sources.

Avino reported to the authors that, to the best of its knowledge, there are no known litigations that could potentially affect the Avino Project.

Note: The authors of this technical report are not qualified to provide extensive commentary on legal, socio-economic or environmental issues associated with the property. As such, portions of the report that deal with the types and numbers of mineral tenures and licenses; the nature and extent of title and interest in the property; and the terms of any royalties, back-in rights, payments or other agreements and encumbrances to which the property is subject, are only descriptive in nature and are provided exclusive of a legal opinion. In addition, Section 20 that are related to environmental, permitting and First Nations issues legal are not the responsibility of the authors.

Project code: 16023

Effective date: October 27, 2016

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt on the eastern edge of the Sierra Madre Occidental mountain range. The nearest major centre is the city of Durango, 82 km to the southwest of the Property. The Property is within the municipality of Pánuco de Coronado between the towns of Pánuco de Coronado and San José de Avino. The Property is located at latitude N 24° 53', longitude W 104° 31', 14 km northwest of Highway 40D.

The Property location is situated as illustrated in Figure 4-1 and Figure 4-2.

Figure 4-1 General location of the property

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 4-2 Local property location

4.2 Property ownership

The current Property comprises 23 mineral concessions, totalling 1,103.934 ha.

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in the company CMMA and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac). Avino Mines and Resources Ltd. retained Vancouver based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property. Cannon-Hicks’s exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

On July 17, 2006, the Company completed the acquisition of Compan i a Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico which combined with the Company’s pre-existing 49% share of Avino Mexico, brought the Company’s ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora Avino S.A. de C.V., referred to as “Promotora”, which in turn owns 49.75% of Avino Mexico’s common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

Project code: 16023

Effective date: October 27, 2016

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which we refer to as the “Payment Shares”, for the purchase of the additional 39.25% interest in Avino Mexico. The Payment Shares were valued based on the July 17, 2006 closing market price of the Company’s shares on the TSX-V.

The Company acquired a further 1.1% interest in Avino Mexico through the acquisition from an estate subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration.

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company’s ownership interest in Avino Mexico increased to 99.28%.

On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico, resulting in the Company’s ownership increasing by 0.38% to an effective 99.67%. The issuance of shares to the Company by Avino Mexico on June 4, 2013 resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre- existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

4.3 Mineral concessions and agreements

The current Property comprises 23 mineral concessions, totalling 1,103.934 ha (Figure 4-3). Of these, 22 mineral concessions totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), Promotora Avino SA de CV, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in Table 4-1 and Table 4-2 respectively.

Table 4-1 Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	98.45
Promotora Avino, S.A. de C.V.	Subsidiary	1.22
Total Effective Ownership of Avino Mine Property	-	99.67
Estate of Ysita	Non-controlling interest	0.33
Total	-	100.00

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 4-2 Mineral Concessions – Avino Property

Concession Name	Concession No.	Location	Hectares (ha)	Date Acquired	Expiration Date	Cost (US$/ha)	Payment (US$)
Agrupamiento San Jose (Purisma Chica)	155597	Pánuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento (San Jose)	164985	Pánuco	8.000	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Pánuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Pánuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupamiento San Jose (San Carlos)	117411	Pánuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Pánuco	12.000	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Pánuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Ampliacion La Malinche	204177	Pánuco	6.010	18/12/1996	17/12/2046	124.74	749.72
Ampliacion San Gonzalo	191837	Pánuco	5.850	19/12/1991	18/12/2041	124.74	729.67
Avino Grande Ix	216005	Pánuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Pánuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Pánuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
El Potrerito	185328	Pánuco	9.000	14/12/1989	13/12/2039	124.74	1,122.66
Fernando	205401	Pánuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Pánuco	14.000	11/12/1986	12/12/2036	124.74	1,746.36
La Malinche	203256	Pánuco	9.000	28/06/1996	27/06/2046	124.74	1,122.66
Los Angeles	154410	Pánuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Pánuco	58.000	17/10/2002	16/10/2052	70.88	4,111.04
San Gonzalo	190748	Pánuco	12.000	29/04/1991	28/04/2041	124.74	1,496.88
San Martin De Porres	222909	Pánuco	30.000	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Pánuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Yolanda	191083	Pánuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Total	-	-	1005.106	-	-	110.29	110,856.58

Project code: 16023

Effective date: October 27, 2016

A. DE NUESTRA SRA. FRACC.1
E.-321.1/2/766
FRAC.2
EXP.-2/766
NUESTRA SRA
EXP.-2/1.3-1087
SAN PEDRO Y SAN PABLO
AVINO GRANDE IX
AVINO GRANDE VIII
E.-29427
FRAC.4
EXP.-2/766
YOLANDA
E.-321.1/336
FRAC.3
EXP.-321.1/2/766
LA MALINCHE
E.-2/1.3-1179
AMPL. DE LA MALINCHE
E.-2/1.3-1244
EL POTREITO
E.-9/721
SAN MARTIN DE PORRES
E.-2/1.3-1510,T.191522
SANTA ANA
E.-2/1.3/975
T.195678
AMPL. SAN GONZALO
E.-16121
AGUILA MEXICANA
E.-2/1.3/1084
T.200087
SAN GONZALO
E.-19486
LOS ANGELES
E.-11899
PÁNUCO DE CORONADO
GRAN LUCERO
E.-321.1/2-729
T.189477
PURISIMA CHICA
E.-12197,T.155597
NEGRO JOSE
E.-2/1.3-1656,T.194554
ESTELA
E.-321.1-2/168
T.179658
SAN CARLOS
E.-25/3860,T.117411
EL TROMPO
E.-16107
T.164044
FERNANDO
E.-2/1.3/1178
T.205401
LA PLATOSA
E.-321.42/637
T.170585
MAIN SHAFT
SAN JOSE
E.-3857,T.164985
EL CARACOL
E.-2/1.3/1067
T.199525
SAN JOSE DE AVINO
LEGEND
AVINO HOLDINGS
OTHER HOLDINGS
MAJOR TOWN
0 200 400 600 800 1000 m
N
2716000N
2714000N
2712000N

Figure 4-3
Map of Avino Mine Property Concessions (after Tetra Tech, 2013)

In May 1970, Avino Mines and Resources Ltd. signed a formal agreement with Selco Mining and Development (Selco), a division of Selection Trust Company. Due to other commitments, Selco abandoned its interest in the Project in 1973 (VSE 1979). On February 18, 2012, through its subsidiary company CMMA, Avino re-entered into an agreement (the Agreement) with Minerales, whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino Vein and ET Zone.

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of US$250,000, by the issuance of common shares of Avino. Avino will have a period of 24 months for the development of mining facilities.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Avino has agreed to pay to Minerales a royalty equal to 3.5% of NSRs, at the commencement of commercial production from the concession. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 t, then Avino must pay to Minerales in any event a minimum royalty equal to the applicable NSR royalty based on processing at a minimum monthly rate of 15,000 t. In the event of a force majeure, Avino shall pay the minimum royalty as follows:

•	first quarter: payment of 100% of the minimum royalty
•	second quarter: payment of 75% of the minimum royalty
•	third quarter: payment of 50% of the minimum royalty
•	fourth quarter: payment of 25% of the minimum royalty
•	In the case of force majeure still in place after one-year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule.

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof), upon payment of US$8 million within 15 days of Avino's notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

During the month of May of each year, Avino must file assessment work made on each concession for the immediately preceding calendar year. During the months of January and July of each year, Avino must pay in advance the mining taxes which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording (Slim 2005d). It is believed that all concessions are current and up to date. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal land owners (Ejidos) of San José de Avino, for the temporary occupation and surface rights of the concessions.

A current title opinion dated April 4, 2012, has been prepared by Juan Manuel González Olguin of the Mexican law firm Bufete González Olguin SC. Based on the review of legal opinion, issued title certificates and the unhindered residence on the Property, in 2012 Tetra Tech verified that Avino owns the concessions through its Mexican subsidiary company, CMMA, and that there is no indication of any encumbrances at the site. Furthermore, the legal document prepared by Jesús Bermúdez Fernández, dated February 18, 2012, delineating the terms of the agreement on the La Platosa concession has been sourced for information.

Project code: 16023

Effective date: October 27, 2016

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Topography, elevation and vegetation

The average elevation of the Property is approximately 2,200 masl. Local relief is estimated to be roughly 100 m ranging from the bottom bench of the tailings to the top of the open pit.

Vegetation is sparse and consists of shrubs and grasses typical of the high desert.

5.2 Accessibility and local resources

The Property is easily accessible by road and the mine is an important employer of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San José de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads, which provide easy transport access between all areas of interest on the Property and the mill at the main Avino Mine (Gunning 2009).

The nearest major city is Durango, with a population of approximately 465,000. Durango is a major mining centre in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees lived while working at the mine when it was in operation. Pánuco de Coronado has a population of approximately 12,000, and San José de Avino is a small centre with a population of less than 1,000.

5.3 Climate and length of operating season

The climate is temperate and semi-arid. In the region, the mean annual rainfall is 580.6 mm and the average annual temperature is 16.9°C. July and January average temperatures are 21.8°C and 11.3°C, respectively (www.worldclimate.com – Durango). The majority of the rainfall occurs between June and September. In the winter months, the temperature can drop below freezing and frost and even light snowfall can occur.

Exploration, development, and mining activities may take place throughout the year without any significant seasonal impact.

5.4 Infrastructure

Infrastructure is disclosed in Section 18.0.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

6.0 HISTORY

6.1 Avino mine, 1555-1968

The Avino deposit was originally discovered around 1555 by the Spanish conquistador, Don Francisco de Ibarra. In 1562, Francisco de Ibarra, was appointed governor of the newly formed province of Nueva Vizcaya, in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining operations at the Avino Mine are said to have commenced in 1562-1563 and have been in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810) when operations were interrupted but then restarted and continued through to the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and British interests. The introduction of more modern industrial technology helped the Avino mine develop into a significant mining operation at the beginning of the 20th century. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; VSE 1979; Slim 2005d).

During the early phases of the Mexican Revolution in 1910, proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango and the risk posed by brigands hiding in the mountains was high, the mine was abandoned in 1912.

Between 1912 and 1968, the mine was worked intermittently on a small scale (Avino Annual Report 1980). There is no documentary record of production from the Avino Mine during this period.

The Avino Property was acquired under current ownership in 1968.

6.1.1 Avino Vein system deposit

The Avino Vein System was the mainstay of historic exploitation and is situated adjacent to the mine offices and processing plant. The upper portion of the deposit was extensively mined in an open pit and the lower portion is currently accessible via a ramp and has been extensively developed and mined from more than 6 km of horizontal drifts, with vertical spacings between 15 and 25 metres. The Avino workings extend to a maximum depth of 360 metres vertically below the portal of the Avino ramp. An old vertical shaft, no longer used for hoisting, is used for ventilation and to supply water and power for development and mining. A vertical section of Avino Mine is shown in Figure 6-1.

Project code: 16023

Effective date: October 27, 2016

Figure 6-1
Avino Mine: Vertical Section View showing Development and Stoping

6.1.2 San Gonzalo Vein deposit

Shallow workings from an old mine are present in the San Gonzalo Vein, and consist of small underground workings which were originally accessed by a five-level vertical shaft.

Current access to the San Gonzalo Deposit is via a ramp that is being actively developed. All old working levels have been dewatered. The deposit has been explored and exploited by more than 4 km of horizontal drifts with upper levels at 40 m vertical spacing and lower levels at 25 m vertical spacing. A vertical section of the San Gonzalo Mine is shown in Figure 6-2.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 6-2
San Gonzalo Mine: Vertical Section View Showing Development and Stoping

Project code: 16023

Effective date: October 27, 2016

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional geology

The Property is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte. Individual rock units typically vary from 300 to 800 m in thickness. Andesitic rocks outcrop over most of the region with other rock types occurring more sparsely to the north (Slim 2005d).

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino Vein mineralization. Other post-mineralization dykes of intermediate to felsic composition crop out in various areas and appear to cause minor structural displacements. Occurrences of thin mafic sills are also found in various parts of the region and are believed to be related to recent volcanism.

Higher areas of the Sierra Madre Occidental surrounding the mine are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1,500 m.

The Laramide orogenic event is believed to have affected the Avino district. Later extrusive and intrusive igneous events appear to have caused the formation of various systems of pre-mineralization faulting. These fault systems usually produced normal displacement of the pre-existing rocks, and generally strike northwest-southeast (subparallel to the Avino Vein System). Additional normal fault systems are also observed in the region, striking northeast-southwest and dipping towards the south (subparallel to the San Gonzalo Vein System).

The rugged topography is a result of erosion of the post-mineralization faulted blocks. One of the most significant regional features of the district is the Avino Fault which strikes northwest 20° southeast, dips southeast and which appears to terminate the Avino Vein mineralization, juxtaposing the Upper and Lower Volcanic series.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 7-1
General Map of property Geology

7.2 Property geology and mineralization

The Avino concession is located within a 12 km (north-south) by 8.5 km (east-west) caldera. The Property contains numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones that grade into a “near porphyry” environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence within the caldera. The Lower Volcanic Sequence is overlain by the Upper Volcanic Sequence, consisting of rhyolite to trachyte flows and extensive ignimbrites and intruded by monzonite bodies.

The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas. A northerly trending felsic dyke, possibly a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, trends north-northwest at a similar orientation to the felsic dyke and with similar continuity across the Property. The two structures have been interpreted to occur along deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana structure controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north northwest-south southeast and northwest-southeast (Figure 7-1). The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters; the oxide tailings material (Section 7.2.3) is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth, below the leached zone. In Mexico, these types of deposits can have large lateral extents, but can be limited in the vertical continuity of grades.

Project code: 16023

Effective date: October 27, 2016

In the oxide zone, mineralization is primarily hosted by the minerals argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold, and native copper. Other minerals present in mineralized areas, but not hosting the metals of interest, include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite and limonite are common in the quartz zones of the weathered parts of the oxide material.

7.2.1 Avino Vein

Geology and mineralization of the Avino Vein are summarized from Slim (2005d).

The Avino Vein is 1.6 km long and 60 m wide on the surface. The Avino Vein is the most striking and important example of the epithermal mineralization of the district whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide portion of the Avino Vein, the common minerals encountered include hematite, limonite, anglesite and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromargyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. Other minerals present in mineralized areas include quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite and specularite.

Higher silver values are reported to decrease overall with depth, except at vein intersections and vein inflections, where higher values persist to depth. The same can be said for gold, although the higher values start just below the onset of silver mineralization, at or near the surface. In contrast, higher copper values coincide with vein intersections and may increase with depth. Sporadic, localized copper enrichment occurs toward the footwall contact and may represent a different phase of fluid emplacement. Despite the overall decrease in precious metal grade with depth, local increases in metal grades are apparent in the mine sampling and exploration drilling, possible reflecting changes in boiling level with pressure variations in the epithermal system.

The Avino Vein has been followed longitudinally for more than 1,300 m and vertically for more than 600 m. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones are frequently found in the upper part of the vein, as well as at its intersections with a number of lateral veins. An example of a higher-grade area of mineralization encountered with major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the footwall at San Luis and at El Hundido, and are assumed to persist with depth.

The hanging wall of the Avino Vein is andesite, while the footwall is a monzonite intrusive with andesite sections. A post-mineralization fault parallel with the vein occurs in the hanging wall at a distance of several metres in the area of San Luis, while in the central part of El Hundido, this fault is located at the contact with the vein over a distance of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos and the exposure at the underground ramp. The fault then enters the footwall where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50 to 100 m.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

At Chirumbo, the fault largely replaces the vein due to strong leaching by post-mineralization circulating of water in the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone the vein is composed of branches and stockwork and to the east of this point the fault crosses the vein numerous times.

The deposit is epithermal and made up of veins and dependent stockwork structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described which, in decreasing order of importance, are:

•	system striking east-west, dipping south at 60° to 70°, including the Avino Vein and its possible extension in the Cerro de San Jose

•	system striking north 60° to 70° west, dipping 60° to 80° southwest, comprising the following important veins: El Trompo, San Juventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo

•	system striking north 20° to 30° west, dipping between 60° to 80° to either the southwest or northeast, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina, and the Stockwork El Fuerte

•	systems striking north 60° to 80° east, dipping 60° to 80° southeast, comprising the following veins: Santiago, Retana, Nuestra Senora, and San Pedro and San Pablo.

Alteration has been reported in three main types:

•	Propylitic alteration is most common in andesite, giving the andesite a greenish tint.

•	Argillaceous alteration appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock due to alunite and montmorillonite clays.

•	Silicification, chloritization, and pyritization alteration is observed in the hanging wall and footwall, and is more prominent closer to the vein.

7.2.2 San Gonzalo Vein

The San Gonzalo Vein is located approximately 1.4 km northeast of the eastern modelled extent of the Avino Vein. The San Gonzalo Vein system constitutes a strongly developed vein system over 25 m wide, trending 300° to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling. The main vein has an average width of 2 m, but the silica-pyrite or iron oxide-sericite alteration with additional stock working extends across 300 m, south of the main San Gonzalo Vein to the Los Angeles vein.

The San Gonzalo is a typical narrow vein precious metal deposit with some erratic values and extends approximately 2 km to the northwest to the Santa Ana-Malinche area (Gunning 2009).

Project code: 16023

Effective date: October 27, 2016

The Cerro San Jose-La Estella-San Gonzalo Cerro San Jose represents a distinct hydrothermal centre with similar characteristics to the Avino system which include the following (Paulter 2006):

•	occur on a topographic high

•	strong to intense silicification and brecciation

•	easterly trending stock work system similar to the trend of the Avino Vein

•	similar temperatures of formation to Avino

•	presence of an intersecting northwesterly trending vein system (la Estella at San Jose and San Juventino at Avino)

•	emplacement along a northerly trending, deep crustal fault zone (defined by the Aguila Mexicana Vein at Cerro San Jose and the felsic dyke at Avino).

7.2.3 Oxide and sulphide tailings

The Avino tailings dam is located approximately 500 m west-southwest of the main shaft to the old underground workings and 2.5 km southwest of the San Gonzalo Vein. An orthogonal view of the oxide tailings deposit, looking northwards and with the drillholes indicated, is shown in Figure 7-2

Figure 7-2

Orthogonal view of the oxide tailings deposit and drillholes

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Within the tailings dam, there are three distinct benches:

•	Lower oxide bench

•	Middle oxide bench

•	Upper bench or sulphide bench

Due to the historical processing sequence, the oxide tailings are primarily derived from weathered and oxidized rocks close to the surface on the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings, below the weathered/leached zone.

The oxide tailings (both the middle and lower benches) have been analyzed in greater details than the sulphide tailings, and are included in the current mineral resource for the oxide tailings. The sulphide tailings, in the absence of any definitive sampling data penetrating the depth of the pile, are an exploration target (Section 14.15).

Project code: 16023

Effective date: October 27, 2016

8.0 DEPOSIT TYPES

Regionally, the Property is situated within a 12 km by 8.5 km caldera that hosts numerous low- to intermediate-sulphidation silver-gold epithermal veins, breccias, stockwork and silicified zones, grading into a “near porphyry” environment in the Avino Mine area.

The historic mining on the Property was on the Avino Vein, a silver-gold-copper rich epithermal vein. The San Gonzalo Vein, however, has a much lower copper content than the Avino Vein and is more equivalent to other silver-lead-zinc deposits of the Sierra Madres.

Low-sulphidation vein systems are commonly characterized by low concentrations of sulphide minerals, alteration mineralogy dominated by quartz-adularia-sericite, and a lack of extensive wall-rock alteration. Conversely, high-sulphidation vein systems are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration, and extensive wall-rock alteration. The Mexican silver deposits are usually within the intermediate sulphidation range, rather than either of the end member classifications.

In Mexico, and particularly within the Mexican Silver Belt, these types of deposits can have large lateral extents, but may be limited vertically. There are many silver-gold mines in Mexico, some of which form large mining districts, and others that exploit multiple veins over limited vertical horizons that are sometimes only 100 m in depth (Gunning 2009).

On the Property, the oxide tailings have been predominantly sourced from earlier open pit operations and the sulphide tailings have been predominantly sourced from later underground workings.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

9.0 EXPLORATION

9.1 Early exploration (prior to mine closure), 1968 to 2001

Exploration on the Property has been ongoing since before production commenced, and the majority of the recorded work has been focused on the main Avino Vein and surrounding area. The following is a summary of significant exploration work conducted either by Avino, or on behalf of Avino, until the mine closed in 2001.

Pre-production exploration was carried out by CMMA and others, and covered 2,500 m of drifting and cross-cuts, as well as 8,000 m of surface and underground diamond drilling. Extensive rehabilitation was completed involving Selco, including connecting three of the old — possibly pre-1900 — underground mine workings.

In 1970, a contract was signed with Selco, who spent more than US$1 million in exploration and feasibility studies before returning the Property back to CMMA in 1972, reportedly because of low metal prices. The majority of the documentation examined covered feasibility work and was related to investigations of old underground workings that were likely developed in the late 1800s. A contract was signed in October 1973 with S.G.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 t/d plant was completed in May 1974.

Since 1992 exploration in/for the mine has been limited to traditional underground mine development with associated sampling and planning for production feed. In the late 1990s it appears that development was not kept up as company monthly reports showed decreasing historical reserve allocations for production and mill feed.

The only recorded property exploration, apart from limited prospecting, is documented in the 1993 report by Servicios Administratos Luismin, SA de CV, the engineering branch of Cía Minera de San Luis Exploration. The study reported on detailed analysis and sampling of the then known showings on the Property with the emphasis on the Avino Vein and Potosina/El Fuerte area. The extensive underground sampling program carried out by Luismin provided later direction for underground mining. The report made recommendations for follow-up for drilling and underground development for the main Avino Vein, as well as trenching and drilling recommendations for the Potosina/El Fuerte area. It is believed that these recommendations were never implemented for the prospective areas. Additionally, the report included a property-scale geological mapping and lithogeochemical sampling program which was contoured and coloured for gold, silver, copper, lead, zinc, arsenic, antimony and mercury.

Other notable observations from the study include the following;

•	All mineralization, with the exception of the Nuestra Senora and Potosina/El Fuerte area radiate outwards in a west to north-west direction from the Cerro San Jose. The Cerro San Jose is a silicified and partly hornfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most mineralization on the Property.

•	Mineralization in all radiating structures is described as being strongest 2 to 3 km from Cerro San Jose. This resembles many of the gold deposits in Nevada where the source of mineralization is a near surface acid-intrusive but with mineralized bodies lying 1 to 5 km away along high angle faults.

•	The two strongest and widest structures appear to be the Avino and Aguila Mexicana veins.

•	The Avino Vein has three main mineralized zones—San Luis, Elena Tolosa (La Gloria/Hundido) and Chirumbo areas—which rake to the west and are open at depth. While silver values decrease with depth, gold appears to increase.

•	The existence of other mineralization cutting the Cerro San Jose mineralization in the Nuestra Senora and Potosina/El Fuerta areas could offer the potential for bulk mineable stockwork zones.

Project code: 16023

Effective date: October 27, 2016

Assay values from outcrop sampling of surface-mapped veins towards the San Jose hill ranged from lows of 2 g/t silver and trace gold over true thicknesses from 0.1 to 2.3 m up to a high of 755 g/t silver with a corresponding 1.5 g/t gold over a thickness of 0.45 m.

No systematic sampling, trenching or drilling of either the outcrops or the veins is known to have occurred during the program undertaken in 1993.

9.2 Recent exploration, 2001 to present

Since mine closure in 2001, Avino has intermittently conducted exploration work on the Property, with the intention of expanding and better defining known areas of mineralization. Historic near-to-surface mining activities are being relied upon for guidance, and modern techniques are being employed to integrate, manage and interpret results. Included in the list of exploration activities is an induced polarization (IP) geophysical survey, 1,500 soil samples, satellite imagery, mapping, trenching, tailings investigations, bulk sampling, and underground channel sampling.

9.2.1 Tailings investigations (oxides), 2003 and 2004

Two specific mineralogical assessments were conducted in 2003 and 2004 on samples from the tailings on the Property. The purpose of the program was to provide data for independent investigation of the 1990 drilling results on the oxide tailings (discussed in Section 10.0) in terms of verifying assay grades and volumes, as well to examine the metallurgical characteristics of the material. The results and implications of these findings are discussed further in Section 13.0.

The following information regarding the 2004 sampling is summarized from Slim (2005d).

The 2004 tailings field-work was under the direction of MineStart and excavation of the sample pits was under contract to Desarrollos Rod Construcciones of Durango. Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by fence, examination of downstream decrease in assays and factors arising from the downstream construction.

Comparison of the 2004 assays with those from 1990 show consistency in assay values and provide confidence in the 1990 sampling and assaying program.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterization, the latter requiring large samples. In deciding on test pitting, the costs, timing and sample size were important. Backhoes were available locally and could be mobilized within a few days whereas drills would have to be brought in from up to 500 km away, for minimum contracts in excess of the project needs and with limited immediate availability. Backhoe sampling was chosen.

The sampling exercise carried out in 2004, using shallow (4 m deep) backhoe trenches and hand-dug pits, represented a local corroboration of the previous sampling but could not be considered to constitute a representative random sampling of the oxide tailings for the following reasons:

•	The positions of the sampling pits and trenches were sketched on previous maps but were not surveyed, unlike the drillhole collars from the 1990 campaign.

•	Full sections through the tailings were not obtained and access was limited to the eastern portion of the oxide tailings; thus the sampling is vertically and laterally biased to represent only the topmost 4 m of the easternmost oxide tailings.

The trench sampling material (Z-series) from the 1993 campaign was also considered to be non-representative as;

•	Samples were taken in the surficial zone in the vicinity of the middle bench wall of the tailings heap, where cycloning of the material to aid the construction of the wall will have produced significantly coarser material than in the rest of the tailings deposit.

•	These trench samplings also do not cover the full thickness of the upper (second) phase of the oxide tailings, so they cannot be considered fully representative of material, even on a local scale.

Consequently, it was decided to use only the drillhole assay data (excluding the Z-series trenches, (Section 10.1.2) from the 1990 campaign for the oxide tailings resource estimate (Section 14.2), as it represents unbiased vertical profiles through the entire oxide tailings and has positional control. Recent drilling of the oxide tailings (2014-2016), has provided samples which show statistical and spatial grade patterns similar to the 1990, which provide comfort that the 1990 is fit to be used for estimation.

9.2.2 Tailings sampling (sulphides), 2005

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings. The silver and gold values generally ranged from 40.0 to 100.0 g/t and 0.3 to 0.6 g/t, respectively. While these values give a general idea of the potential grade of the sulphide tailings, they have not been verified to be representative of the sulphide tailings, even at a local scale.

9.2.3 Bulk sample program of San Gonzalo Vein, 2011

Avino completed a 10,000t bulk sample program at the San Gonzalo deposit following a comprehensive review of the data and discussions with Tetra Tech. The bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were stated to be 76% and 59%, respectively, and 232 dry tonnes of flotation concentrate were produced.

Project code: 16023

Effective date: October 27, 2016

Table  9-1 Underground Channel Sampling by Level for the Avino and San Gonzalo Underground Mines, since 2013.

Avino Vein
Level	HW Elevation m	Number of Channels	Total Sampled m	Avg. channel length m	Ag g/t	Au g/t	Cu%	Pb %	Zn %
9	2115.3	63	301.5	4.8	50.2	0.39	0.63	0.07	0.11
11.5	2037.2	160	1245.5	7.8	35.9	0.35	0.57	0.05	0.10
12	2019.5	294	1814.1	6.2	59.4	0.33	0.62	0.06	0.11
12.5	1997.3	197	1957.4	9.9	51.1	0.19	0.61	0.08	0.10
14	1976.5	152	1244.6	8.2	65.6	0.18	0.68	0.10	0.12
14.5	1954.6	146	1555.1	10.7	68.8	0.26	0.72	0.10	0.15
15	1934.5	97	1059.6	10.9	79.0	0.30	0.70	0.11	0.12
San Gonzalo Vein
Level	HW Elevation m	Number of Channels	Total Sampled m	Avg. channel length m	Ag g/t	Au g/t	Cu%	Pb %	Zn %
2	2264	84	233.4	2.8	42.8	0.18	0.03	0.14	0.22
3	2218	137	361.4	2.6	117.8	0.37	0.03	0.14	0.25
4	2178	359	997.8	2.8	229.8	0.97	0.04	0.28	0.36
5	2138	304	819.7	2.7	271.9	1.87	0.09	0.60	0.93
6	2091	447	1333.7	3.0	255.7	1.64	0.09	0.46	0.63
6.5	2045	403	1140.0	2.8	157.2	1.18	0.09	0.44	0.41
7	2025	136	405.6	3.0	67.5	0.45	0.06	0.27	0.25

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

9.2.4 Underground channel sampling of San Gonzalo and Angelica Veins, 2010-present

Underground channel sampling began in 2010 and has continued to the present. Channel sampling between 2010 and 2012 was summarized in Tetra Tech 2013. Results of underground sampling since 2013 are summarized in Table 9-1.

Figures 9-1 and 9-2 show the location of all channels, colour coded by grade, included in the current resource estimate (Section 14.2), within and adjacent to the Avino and San Gonzalo Vein systems respectively.

Figure 9-1
Channel and drillhole Samples, Colour Coded by Silver Grade, within the Avino Vein system

Project code: 16023

Effective date: October 27, 2016

Figure 9-2
Channel samples, colour coded by silver grade, within the San Gonzalo Vein system

10.0 DRILLING

Drilling activities performed by Avino since acquisition of the Property are summarized below. Drillhole assay results have been previously reported (except ET-12-07 to ET-12-09; Appendix A) by Gunning (2009), Tetra Tech (2012) and Tetra tech (2013) and are not disclosed here.

10.1 Early drilling (prior to mine closure), 1968 to 2001

10.1.1 Avino Vein

Between 1968 and 2001, at least 25 diamond drillholes, ranging in length from 132.20 to 575.20 m, are reported to have been drilled from surface into the Avino Vein. Included in this total are 10 holes that were drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling (Slim 2005d). No further information on these drillholes was available to QG Consulting and they are not included in the resource estimate for the Avino Vein.

10.1.2 Oxide tailings, 1990 to 1991

Between November 10 and December 5, 1990 and March 8 and May 30, 1991, Avino completed six trenches and 28 vertical drillholes in the tailings (Table 10.1) along 7 fences at a spacing of roughly 50 m by 50 m (Figure 10.1) (Benitez Sanchez 1991). Drilling was completed transversely to the drainage pattern of the tailings. Cut at 1 m vertical increments, 461 samples were assayed for silver and gold at the mine assay lab and occasional moisture contents were reported. Assay results from these drillholes have been previously reported (Tetra Tech 2012). Although the Z-series trenches are included in Table 10.1 and Figure 10.1, they are not included in the oxide tailings resource estimate (Section 14.3) as they are not considered representative of the tailings at a local scale (see Section 9.2.1). During 2015 and 2016 further drilling was carried out on the oxide tailings.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

10.2 Recent drilling (post mine closure), 2001 to present

A total of 37 drillholes have been completed on the Avino Vein system and 101 holes 21,253m San Gonzalo Vein system, totalling almost 34,100 m. Additional exploration holes have been drilled elsewhere on the Property, but those drilling results are not considered material. Most holes were surveyed downhole using a Tropari single-shot magnetic instrument. Of those holes for which downhole surveys were completed, the majority contain three or fewer measurements, typically at the collar and near the end of hole, and sometimes part-way down the hole. Many holes were not surveyed to within 10 m of the end of the hole.

10.2.1 Avino Vein (including ET zone) and nearby veins

Since 2001, Avino has drilled 34 holes below Level 12, where mining ceased, for a total of 11,523.2 m of drilling. Drilling has targeted the ET Zone in particular. There were 5 holes completed in 2006 (2,166.85 m), 12 holes in 2007 (3,906.5 m), 8 holes in 2008 (2,186.7), and 9 holes in 2012 (3,263.15 m). No drilling has been completed on the Avino Vein since 2012. Collar coordinates for all drillholes included in the Avino Vein resource estimate (Section 14.1) are provided in Table 10.2. Assay results from all drillholes up to and including ET-12-06 have been previously reported (Tetra Tech 2012). Assay results from drillholes ET-12-07 to ET-12-09 are provided in Appendix A. A location map of Avino Vein drillholes is provided in Figure 10.2.

Tecmin Servicios, S.A. de C.V., was contracted for the 2007 and 2008 drilling programs at the ET Zone of the Avino Vein. Since the Avino deposit strikes approximately east-west and dips at 60 to 70° to the south, holes are generally oriented from south to north at various bearings and dip angles in order to intersect the structure at a target depth. Holes were drilled using Avino's Longyear 44 core rig at thin wall NQ diameter.

Project code: 16023

Effective date: October 27, 2016

+2712800
+2712600
+2712400
CH-06-03
ET-08-08
ET-08-01
ET-07-10
ET-07-09
ET-12-08
ET-12-09
ET-12-06
ET-12-05
ET-12-04
ET-07-04
ET-07-02
ET-07-01
ET-06-03
ET-06-02
ET-06-01
Looking down
0
50
100
150
200

 Figure 10-1
Drillholes Completed from 2006 to 2016 on the Avino Vein

10.2.2 San Gonzalo and nearby veins

At San Gonzalo, Avino drilled 40 holes in 2007 (9,257m), 6 in 2008 (1,783m), and 18 in 2011 (3,619m), 15 in 2014 (3,621m), 24 in 2015 (3413m), 7 in 2016 (922 m), for a total of 110 drillholes and 22,614 m of drilling. All holes were of thin wall NQ size core diameter and were completed using Avino’s Longyear 44 core rig. Additional holes also explored the nearby Guadalupe, San Juventino, San Lucerno, Mercedes, San Jorge, and Yolanda veins.

According to Gunning (2009), the collars for 2007 and 2008 drillholes were marked by concrete monuments and the collars have been surveyed. More recent collars were seen during a site visit in June 2016.

A check of the coordinates with a handheld global positioning system (GPS) during a site visit in 2016 revealed a possible 4 m constant error, which may indicate the existence of a small surveying error on the Property.

Collar coordinates for drillholes on the San Gonzalo are provided in Table 10-1. Assay results from these drillholes have been previously reported (Gunning 2009; Tetra Tech 2012). A location map of drillholes on the San Gonzalo Vein is provided in Figure 10-2.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 10- 2
Location of drillholes completed from 2006 to 2016 on the San Gonzalo Vein

Table 10-1 Drillholes completed from 2007 to 2016 on the San Gonzalo Vein

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing(m)	Elevation (m)
SG-07-01	43	-60	386.8	571713	2713982	2297
SG-07-02	38	-48	323.7	571714	2713983	2297
SG-07-03	74	-43	315.0	571714	2713981	2297
SG-07-04	53	-49	312.7	571651	2714059	2276
SG-07-05	59	-69	137.0	571650	2714058	2276
SG-07-06	55	-58	387.2	571650	2714058	2276
SG-07-07	44	-44	281.6	571578	2714117	2281
SG-07-08	43	-55	383.7	571578	2714116	2281
SG-07-09	38	-45	106.6	571677	2714137	2277
SG-07-10	53	-58	162.9	571677	2714136	2277
SG-07-11	15	-49	158.6	571676	2714135	2277
SG-07-12	89	-53	175.5	571678	2714133	2277
SG-07-13	55	-49	160.6	571770	2713993	2315
SG-07-14	54	-53	295.2	571716	2713972	2297
SG-07-15	218	-49	96.2	571689	2714268	2296
SG-07-16	219	-54	99.9	571552	2714354	2285
SG-07-17	252	-55	69.8	571428	2714421	2268
SG-07-18	218	-65	238.1	571765	2714318	2293
SG-07-19	257	-66	344.9	571763	2714320	2293

Project code: 16023

Effective date: October 27, 2016

SG-07-20	215	-67	247.4	571650	2714345	2281
SG-07-21	38	-53	295.0	571713	2713979	2297
SG-07-22	218	-54	232.5	572007	2714128	2343
SG-07-23	216	-70	303.5	572007	2714128	2343
SG-07-24	217	-53	124.4	571969	2714077	2351
SG-07-25	216	-65	190.5	571969	2714078	2351
SG-07-26	216	-69	395.4	572033	2714172	2337
SG-07-27	218	-55	237.8	572078	2714077	2345
SG-07-28	218	-74	319.5	572078	2714078	2345
SG-07-29	221	-43	103.6	572033	2714010	2356
SG-07-30	221	-64	158.4	572034	2714010	2356
SG-07-31	218	-43	104.8	571954	2714056	2352
SG-07-32	223	-70	408.0	572122	2714135	2330
SG-07-33	211	-43	130.6	572069	2714009	2353
SG-07-34	210	-58	183.1	572069	2714010	2353
SG-07-35	211	-68	272.2	572069	2714010	2353
SG-07-36	215	-41	102.2	572050	2713959	2358
SG-07-37	219	-53	154.4	572115	2713975	2351
SG-07-38	221	-67	214.2	572115	2713975	2351
SG-07-39	220	-73	128.1	572120	2713898	2353
SG-07-40	220	-74	516.1	571899	2714211	2321
SG-08-01	35	-51	210.1	571776	2713974	2314
SG-08-02	215	-57	269.1	571964	2714167	2335
SG-08-03	215	-70	332.0	571964	2714168	2335
SG-08-04	215	-63	270.0	572029	2714121	2343
SG-08-05	35	-55	475.3	571701	2713893	2285
SG-08-06	48	-64	226.4	571679	2714137	2277
SG-11-01	215	-59	101.0	571981	2714009	2357
SG-11-02	215	-63	141.2	571995	2714030	2355
SG-11-03	215	-44	98.5	572020	2713994	2357
SG-11-04	212	-54	176.5	571969	2714079	2351
SG-11-05	40	-43	151.4	571892	2713832	2317
SG-11-06	189	-44	122.3	571732	2714379	2274
SG-11-07	30	-68	74.0	572030	2713946	2358
SG-11-08	37	-67	125.4	572043	2713888	2360
SG-11-09	181	-48	71.1	571585	2714366	2278
SG-11-10	201	-61	78.4	571240	2714538	2235
SG-11-11	201	-61	92.0	571329	2714397	2274
SG-11-12	218	-71	312.2	571811	2714288	2305

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

SG-11-13	218	-71	345.4	571847	2714258	2310
SG-11-14	209	-61	330.5	571939	2714214	2326
SG-11-15	211	-68	363.5	572030	2714172	2337
SG-11-16	209	-62	334.3	572092	2714173	2331
SG-11-17	210	-70	383.1	571836	2714336	2306
SG-11-18	218	-71	318.2	571765	2714321	2293
SG-14-01	287	-54	156.6	571858	2714156	2086
SG-14-02	258	-60	120.1	571858	2714155	2086
SG-14-03	160	-71	173.0	571861	2714153	2086
SG-14-04	199	-70	120.0	571688	2714270	2296
SG-14-05	219	-70	346.8	572157	2714044	2330
SG-14-06	207	-79	411.0	572158	2714044	2331
SG-14-07	210	-27	248.3	572284	2714059	2297
SG-14-08	209	-58	336.0	572285	2714061	2298
SG-14-09	208	-68	401.8	572285	2714061	2297
SG-14-10	213	-50	235.3	572293	2713911	2300
SG-14-11	37	2	224.2	571865	2714159	2087
SG-14-12	286	-52	185.0	571896	2714157	2044
SG-14-13	209	-62	213.4	571898	2714156	2043
SG-14-14	208	-33	192.2	572294	2713912	2300
SG-14-15	210	-72	257.4	572294	2713912	2300
SG-15-01	237	-40	75.2	571874	2714128	2043
SG-15-02	187	-42	81.7	571875	2714128	2043
SG-15-03	148	-30	75.8	571878	2714126	2043
SG-15-04	280	-43	98.8	571873	2714130	2043
SG-15-05	163	-52	58.0	571878	2714127	2043
SG-15-06	242	-73	106.4	571876	2714129	2043
SG-15-07	258	0	44.0	572234	2713841	2139
SG-15-08	13	0	16.2	572255	2713906	2138
SG-15-09	215	-36	99.6	572255	2713894	2138
SG-15-10	260	-32	90.5	572252	2713896	2137
SG-15-11	204	-71	150.0	571672	2714298	2292
SG-15-12	192	-83	200.8	571672	2714298	2291
SG-15-13	240	0	74.5	572288	2713887	2138
SG-15-14	216	-58	145.8	571652	2714345	2280
SG-15-15	216	-76	195.7	571652	2714346	2280
SG-15-16	90	0	100.8	572288	2713888	2138
SG-15-17	226	-68	145.3	571593	2714352	2282

Project code: 16023

Effective date: October 27, 2016

SG-15-18	215	-30	209.8	572479	2713867	2284
SG-15-19	214	-52	290.9	572480	2713868	2283
SG-15-20	210	-52	218.8	572586	2713740	2309
SG-15-21	212	-20	145.6	572584	2713739	2309
SG-15-22	218	-71	350.0	572570	2713772	2303
SG-15-23	213	-59	251.8	572702	2713747	2284
SG-15-24	215	-28	187.7	572700	2713745	2284
SG-16-01	250	-68	147.7	571428	2714421	2268
SG-16-02	250	-77	167.8	571428	2714421	2268
SG-16-03	208	-51	74.8	571339	2714462	2256
SG-16-04	193	-79	111.0	571340	2714463	2256
SG-16-05	190	-75	159.6	571347	2714495	2248
SG-16-06	215	-69	171.7	571300	2714500	2245
SG-16-07	215	-54	89.5	571299	2714499	2245
Datum NAD27 Mexico

10.2.3 Oxide Tailings

During 2015 and 2016, Avino has drilled 57 new holes on the oxide tailings deposit. Collar coordinates are provided in Table 10-2. Drillholes completed before 2015 on the oxide tailings have been previously reported (Tetra Tech 2013). A location map of oxide tailings drillholes is provided in Figure 10-3. The new holes are indicated in red.

Table 10-2 Drillholes completed from 2015 and 2016 on the Oxide Tailings

Hole ID	Azimuth (°)	Dip (°)	Easting (m)	Depth (m)	Northing(m)	Elevation (m)
PJ-15-01	0	90	2219.473	6.48	570190.7	2712415
PJ-15-02	0	90	2219.162	12.35	570183	2712386
PJ-15-03	0	90	2218.644	13.4	570172.7	2712357
PJ-15-04	0	90	2217.708	18.9	570167.8	2712327
PJ-15-05	0	90	2216.812	21.8	570160.3	2712298
PJ-15-06	0	90	2216.389	8.3	570153.1	2712269
PJ-15-06A	0	90	2216.499	26.8	570154.8	2712277
PJ-15-07	0	90	2215.738	28.5	570142.6	2712241
PJ-15-08	0	90	2219.473	28	570128.2	2712212
PJ-15-09	0	90	2214.867	21.2	570093.4	2712157
PJ-15-10	0	90	2215.244	27	570101.2	2712184
PJ-15-11	0	90	2216.778	28.5	570108.5	2712215
PJ-16-01	0	90	2216.743	27.9	570116.4	2712245
PJ-16-02	0	90	2217.21	26.4	570124.1	2712274
PJ-16-03	0	90	2217.399	23	570131.6	2712305

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

PJ-16-04	0	90	2217.965	18	570138.8	2712335
PJ-16-05	0	90	2218.485	12	570134.8	2712371
PJ-16-06	0	90	2219.221	8	570154	2712393
PJ-16-07	0	90	2220.314	3.9	570156.2	2712422
PJ-16-08	0	90	2218.839	18	570111.1	2712340
PJ-16-09	0	90	2217.796	22.9	570099.4	2712313
PJ-16-10	0	90	2216.919	27.5	570090.6	2712284
PJ-16-11	0	90	2216.62	23	570083	2712255
PJ-16-12	0	90	2216.016	24.1	570078.2	2712223
PJ-16-13	0	90	2216.043	24	570066.2	2712197
PJ-16-14	0	90	2215.937	20	570057.4	2712168
PJ-16-15	0	90	2215.129	14.5	570057.4	2712138
PJ-16-16	0	90	2215.77	9.5	570020	2712120
PJ-16-17	0	90	2215.998	14	570028.1	2712145
PJ-16-18	0	90	2215.905	13.1	570034.9	2712177
PJ-16-19	0	90	2216.047	21	570042.4	2712206
PJ-16-20	0	90	2217.054	26	570049.8	2712234
PJ-16-21	0	90	2217.524	24.5	570056.1	2712261
PJ-16-22	0	90	2218.194	21.5	570028.8	2712232
PJ-16-23	0	90	2217.687	20	570013.6	2712210
PJ-16-24	0	90	2215.84	8.9	569998.9	2712152
PJ-16-25	0	90	2216.18	8.4	570004.2	2712125
PJ-16-26	0	90	2207.578	0.6	570226.8	2712405
PJ-16-27	0	90	2206.271	0.5	570218.8	2712377
PJ-16-27A	0	90	2206.009	0.7	570217.7	2712373
PJ-16-28	0	90	2204.97	0.6	570211	2712349
PJ-16-29	0	90	2205.515	7.9	570187.8	2712322
PJ-16-30	0	90	2205.253	13.5	570179	2712289
PJ-16-31	0	90	2205.81	16	570172.7	2712261
PJ-16-32	0	90	2204.902	19.6	570165.6	2712232
PJ-16-33	0	90	2204.493	17	570158.9	2712206
PJ-16-34	0	90	2203.793	20.5	570152	2712176
PJ-16-35	0	90	2202.85	13.7	570140.9	2712147
PJ-16-36	0	90	2201.348	8.1	570137.8	2712120
PJ-16-37	0	90	2200.552	4.3	570130.4	2712090
PJ-16-38	0	90	2200.867	2	570108.7	2712094
PJ-16-39	0	90	2201.701	6	570115.8	2712122
PJ-16-40	0	90	2200.646	0.6	570144.2	2712093

Project code: 16023

Effective date: October 27, 2016

PJ-16-41	0	90	2245.898	28.5	570048.6	2712386
PJ-16-42	0	90	2245.372	21	570018.7	2712393
PJ-16-43	0	90	2245.549	20	570061	2712412
PJ-16-44	0	90	2245.549	5	570052.4	2712443

Datum NAD27 Mexico

 Figure 10-3
Location of drillholes completed from 2015 to 2016 on the Oxide Tailings

10.2.4 Specific gravity results

Bulk density samples were analyzed from all 2006-2012 drilling programs on both the Avino and San Gonzalo Veins. Analytical procedures are discussed in Section 11.7. Table 10-3 summarizes the results of these specific gravity measurements.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 10-3 Avino and San Gonzalo Density Data Summary

Avino Vein System

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
10 (Main)	40	2.53	3.00	2.71	0.02	0.05
20	42	2.43	2.90	2.68	0.01	0.03
wall rock	93	2.29	3.00	2.65	0.04	0.07
Combined	175	2.29	3.00	2.67	0.03	0.06

San Gonzalo Vein System

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
10	50	2.40	3.00	2.64	0.03	0.07
20	2	2.73	2.78	2.76	0.00	0.01
wall rock	41	2.40	3.00	2.69	0.02	0.05
Combined	93	2.40	3.00	2.67	0.03	0.06

Project code: 16023

Effective date: October 27, 2016

11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1 Drilling and trenching of oxide tailings, 1990 to 1991

The oxide tailings were sampled prior to institution of NI 43-101 and associated QA/QC requirements, and as such no QA/QC measures were utilized during the 1990-1991 program. As a result, the resource estimate for the oxide tailings in Section 14.3 is all classified as Inferred. Twenty-eight holes were drilled and six trenches completed, from which a total of 461 samples were collecting for assaying. The analyses were completed in the on-site laboratory, which is described in Section 11.7 and was visited during the site visit, as summarized in Section 12.4.

Avino’s current on-site, non-certified, laboratory facility consists of sample preparation, crushing and pulverizing, a fire assay and an AA section. However, the procedures and facilities used in 1990 to 1991 may be different from the current sample analysis procedures. As a result of the uncertainty associated with these analyses, two separate verification exercises have been completed. Slim (2005d) collected several samples from the oxide tailings, and the results of this verification are discussed in Section 11.2. In 2012, Mr. M.F. O’Brien, QP, collected numerous verification samples from the oxide tailings, and these results are discussed in Section 12.3.2.

11.2 Tailings investigations (test pits in oxide tailings), 2004

The sampling method and approach adopted by Slim (2005d) on the test pits in the oxide tailings incorporated the following steps:

1.	A backhoe was used to excavate sample pits to a depth of 4 m. Hand samples were taken at 1 m vertical increments from the sidewalls of each pit.

2.	The sample mass collected from each sampling point generally amounted to between 2 and 5 kg.

3.	The sampling program was ostensibly based on the 1990 CMMA sampling program. Fourteen sample pits were excavated to a depth of 4 m and generated 86 samples.

The samples were air-freighted to PRA in Vancouver, British Columbia, from Durango, Mexico. The samples had been initially bagged and sealed with identification tags attached. The samples were allotted new identification numbers, and were subsequently un-bagged and dried. The dry samples were individually mixed and blended, and then split into four one-quarter fractions as directed by Slim (2005d). One fraction was used to determine the head grade assay, while another quarter was used to create composite samples used for the subsequent metallurgical test work program. Instructions were followed with the compositing of the samples, and the test work program.

Excess sample was archived for future test work or analyses. For analytical techniques employed during the test work program, the standard fire assay (with AA spectrophotometric finish) was initially used for the silver analyses.

However, this method is not very accurate for silver values of less than 100 g/t. Subsequently, the inductively coupled plasma spectroscopy method (ICP-MS), which uses multi-acid digestion, was used for silver. This method also resulted in analyses being obtained for other elements of interest (e.g. copper, zinc, lead, etc.). The standard fire assay method was used for gold analyses. Cyanide and lime concentrations were measured using standard titrimetric methods. Total sulphur was measured using a standard Leco furnace, and sulphide sulphur assays were measured using the standard wet chemical gravimetric analysis (Slim 2005d).

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

The PRA labs (part of Inspectorate labs) in Nevada and British Columbia are International Organization for Standardization (ISO) 9001:2008 certified, full service laboratories that are independent of Avino. QG Consulting did not independently verify nor compare the results of the sampling program.

11.3 Drilling program, San Gonzalo, 2007 to present

For the drilling programs at San Gonzalo, core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few centimeters to 1.5 m, are placed and sealed in plastic bags, which are collected by personnel from Inspectorate Labs in Durango at the mine site facilities. Samples are prepared in Durango, and pulps are sent to the Inspectorate facility in Sparks, Nevada for analysis.

Sample preparation in Durango involves the initial drying of the entire sample. Two-stage crushing is used to create a product which is at least 80% minus 10 mesh. A Jones riffle splitter is then used to separate a nominal 300 g portion of the sample. This 300 g sub-sample is then pulverized to more than 90% passing a 150-mesh screen. Inspectorate Labs states that they use sterile sand to clean the pulverizer between samples (Gunning 2009).

Gold analyses are by 30 g fire assay with an AA finish. Silver, zinc, and lead are analyzed as part of a multi-element inductively coupled argon plasma package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. Avino employs a rigorous quality control program that includes standardized material, blanks, and core duplicates. However, for the 2007 program, Avino did not perform any independent QA/QC and relied on the internal QA/QC procedures completed by the labs (Gunning, 2009).

Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino.

Avino used a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of their QA/QC program during analysis of assays from San Gonzalo Vein drillholes. QG Consulting compiled and reviewed these results in Section 12.1.4.

11.4 Drilling programs, ET zone of the Avino Vein, 2006 to present

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using aqua regia leach and AA finish. Other elements are reported from a 29-element ICP-MS package. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

Avino used a series of certified reference materials (CRMs), blank reference materials (Blanks) and duplicates as part of their QA/QC program during analysis of assays from Avino Vein drillholes. QG Consulting compiled and reviewed these results in Section 12.1.4.

Project code: 16023

Effective date: October 27, 2016

11.5 Underground channel sampling of San Gonzalo Vein, 2010 to present

Samples from channels cut across the San Gonzalo Vein were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver. Base metals were analyzed via aqua regia digestion and ICP-MS. Inspectorate Labs in Durango and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

For the 2011 bulk sampling program of San Gonzalo, samples were obtained from channels cut across the vein, and were assayed by Inspectorate Labs. Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver. Base metals were analyzed via aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino.

Samples from 2012 and 2013 underground channel sampling of the San Gonzalo Vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.3.

11.6 Avino laboratory

The Avino laboratory has fire assay, AA and sieving analysis equipment and has been recently upgraded with new AA equipment. A high standard of neatness and cleanliness is being maintained to reduce the risk of contamination.

11.7 Specific gravity samples

Avino completed specific gravity measurements on drillcore from both the Avino and San Gonzalo Veins. All measurements were completed by Avino staff on the mine site. Two different methods were employed to obtain these specific gravity values: caliper volume calculation (CV) and water displacement (WD). The procedures followed for each method are summarized below.

A total of 262 samples were measured for bulk density, 110 from the Avino Vein and 152 from the San Gonzalo Vein. QG Consulting provides recommendations regarding specific gravity sampling procedures in Section 26.1.4 and a QP opinion in Section 12.5.1.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

11.7.1 Caliper volume calculation method

The CV method of determining the specific gravity of drillcore samples involved the following procedures, based on the methodology outlined by Lipton (2001):

•	Each measurement involves pieces of whole core with the ends neatly cut perpendicular to the core axis.

•	The core diameter is determined using a pair of vernier calipers, and the diameter should be measured at several points along the length of core and averaged.

•	The core length is measured using a tape measure.

•	The mass is determined by weighing the core; weighing should be completed once the core is dried.

•	The dry bulk density is calculated by: density = mass/volume where volume = Pi x (average core diameter/2)[2] x core length.

11.7.2 Water displacement method

The WD method of determining the specific gravity of drillcore samples involved the following procedures, based on Archimedes’ Principle:

•	The mass is determined by weighing the core; weighing should be completed once the core is dried.

•	A graduated cylinder, of an appropriate size to completely submerse the core, is used to determine the volume. The volume of water in the graduated cylinder is measured prior to submersing the core.

•	The core is then submersed in water in the graduated cylinder and the total volume is measured.

•	The difference in the volume of water before and after sample submersion is the volume of the sample.

•	The dry bulk density = mass/volume.

11.8 QP opinion

QG Consulting is not aware of any drilling, sampling or recovery factors affecting the reliability of the samples. It is QG Consulting’s opinion that the sample preparation, security and analytical procedures followed by Avino are fit for the purpose of this technical report.

Project code: 16023

Effective date: October 27, 2016

12.0 DATA VERIFICATION

12.1 Avino and San Gonzalo Vein drillhole database verification

QG Consulting compiled the drillhole data provided by Avino on a hole-by-hole basis, including drillhole collar, survey, lithology, and assay data. As reported previously by Tera Tech (2013) the drillhole data exists in several forms of spreadsheet and Microsoft Access™ databases. A rate of 0.5% depth errors were encountered.

During the site visit in June 2016, QG selected the following drillholes for verification in the core shack: ET-06-02, ET-07-01, ET-07-03, SG-15-03 and SG-14-02. Logging and cores showed good correspondence with no significant differences.

The QP opinion of the reliability of the Avino drillhole data is discussed in Section 12.5.1 and detailed recommendations are provided in Section 26.1.

12.1.1 Collar and assay data

Table 12-1 summarizes the database validation results. The Avino Vein lithology data for the older drillholes and upper portion of the mine, is very sparse owing to the age of the records. The upper part of the deposit model has consequently been modelled using assay data and development mapping information. As the deficient lithology information pertains mainly to parts of the deposit that have been mined out, QG does not consider it to be a material deficiency.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 12-1 Number of records and discrepancies for the Avino drillhole data

A previous validation exercise was completed for assay results from post-2009 drilling by Tetra Tech (2012). Original assay certificates were compared against the data as reported by Avino. Assay results from drillholes SG-11-13 to SG-11-17, and ET-12-01 to ET-12-09 were verified. For all metals in the database (gold, silver, copper, lead, zinc, and bismuth), the error incidence was less than 1%.

Project code: 16023

Effective date: October 27, 2016

12.1.2 Downhole survey data

Downhole survey data exists for 87 of the 98 drillholes completed in the Avino and San Gonzalo Veins. Most drillholes have three or fewer downhole survey points, which is less frequent than typical industry practice. Many of these holes contain a survey data point at the collar and near the end of hole, and sometimes part-way down the hole. However, 26 of the 87 holes for which downhole survey data exists were not surveyed to within 10 m of the end of the hole. All measurements were completed by a magnetic survey method, which is not recommended in general, and particularly not in locations with extensive underground infrastructure such as those present on the Property. Given the abundance of historical infrastructure on the Property and the potential for any drillholes to intersect active workings, downhole survey measurements should be collected at a frequency of at least every 10 m and all drillholes should be cemented following completion.

Downhole survey data for hole SG-07-06 was disregarded below 50 m depth due to an unrealistic kink in the drillhole orientation below this depth, which could be due to an instrument malfunction or to magnetic interference.

12.1.3 Geology data and interpretation

QG Consulting has the following observations on the Avino geology database and interpretation:

To QG Consulting’s knowledge, routine photography of drillcore and underground drifts is being completed. A digital photographic record is kept of all drillcore and underground drifts for future reference, and to facilitate consistent core logging and geology interpretation.

12.1.4 Review of drillhole quality assurance/quality control samples

QA/QC samples were submitted in the sample stream during all 2006 to 2012 drilling programs on both the Avino and San Gonzalo Veins, although not in a consistent manner. These results were reviewed in detail by Tetra Tech and were discussed in Tetra Tech’s 2013 report. Avino used a number of SRMs, blank reference materials (blanks) and duplicates as part of their 2015/2016 QA/QC program.

12.1.4.1 Standards

Three standards were analyzed during 2015-2016 oxide tailings drilling campaign. Three laboratory-certified standards (see Table 12-2) were used and the silver and gold results are discussed below.

Table 12-2 Standards Specifications

CDN-ME-1307
Recommended value	1.02 ± 0.09 g/t Au
Recommended value	54.1 ± 3.1 g/t Ag
Recommended value	0.864 ± 0.036 % Pb
Recommended value	0.746 ± 0.026 % Zn
Recommended value	0.537 ± 0.020 % Cu
CDN-ME-1303
Recommended value	0.924 ± 0.100 g/t Au
Recommended value	152 ± 10 g/t Ag

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Recommended value	1.22 ± 0.06 % Pb
Recommended value	0.931 ± 0.048 % Zn
Recommended value	0.344 ± 0.016 % Cu
CDN-ME-1305
Recommended value	1.92 ± 0.18 g/t Au
Recommended value	231 ± 12 g/t Ag
Recommended value	3.21 ± 0.09 % Pb
Recommended value	1.61 ± 0.05 % Zn
Recommended value	0.617 ± 0.024 % Cu

The 55 standards were submitted at a rate of 10% (total of 561 samples) which is higher than the industry norm of 5%. They were submitted to both Inspectorate and SGS Laboratories. Standards performances are graphed (Figures 12-1 to 12-6, inclusive) against the recommended upper and lower limits and the laboratories are colour coded (red for SGS and green for Inspectorate).

Figure 12-1
Standard 1303 – silver performance

Project code: 16023

Effective date: October 27, 2016

Figure 12-2
Standard 1303 – gold performance

Figure 12-3
Standard 1305 – silver performance

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 12-4
Standard 1305 – gold performance

Figure 12-5
Standard 1307 – silver performance

Project code: 16023

Effective date: October 27, 2016

Figure 12-6
Standard 1307 – gold performance

The three standards appear to have been determined within the limits in the majority of cases, but standard CDN-ME-1305 shows some anomalies for silver, notably one high grade return above the upper limit and a run of four over the upper limit returns for the Inspectorate results. This is a high grade silver sample, so it may be that the standard was not well mixed and is showing some nugget behaviour.

12.1.4.2 Blanks

16 blank samples were submitted which represents a submission rate of 3%, slightly lower than the industry norm of 5%. Silver and gold assay returns were acceptably low, the highest recorded being 0.032 g/t gold and 5 g/t silver which are not significant. Blanks were recorded with generally higher but still negligible values by Inspectorate Laboratories.

12.2 Bulk Density

12.2.1 Avino and San Gonzalo Vein bulk density

A limited number of specific gravity measurements were originally collected by Avino from drillholes in the Avino and San Gonzalo Veins. These measurements were not representative of the veins spatially or by drilling program, and Tetra Tech (2012) requested additional specific gravity measurements be completed on drillcore from both veins. These additional measurements were completed by Avino in 2013. Review of these measurements (see Section 14.6) suggests that they are a limited basis for spatial estimation. Consequently, the long-term historic production average value of 2.63 has been assigned as a density factor to the Avino and San Gonzalo resources disclosed in section 14.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

A QP opinion of the reliability of the Avino specific gravity data is discussed in Section 12.5.1.

12.3 Oxide tailings drillhole database

Tetra Tech compiled the assay data used in the oxide tailings resource estimate by referring to original mine sections (Tetra Tech 2012) and verification of this data is described below. The 1:1,000 scale plans drafted for this exercise were scanned and used to verify the positions of the old drillholes. A transposition error on one collar elevation in mine coordinates was observed and subsequently corrected (drillhole E3 was incorrectly recorded at an elevation of 2,275 m, and was corrected to 2,257 m).

Avino provided the following formulae to convert the collar coordinate data from local mine grid coordinates to UTM coordinates:

•	local mine grid X + 560421.245 = X UTM

•	local mine grid Y + 2707618.312 = Y UTM

•	local elevation - 41.306 = elevation amsl.

Since the trenches (named with Z-series) from the 1990 to 1991 program represent incomplete surface sampling of an unrepresentative part of the pile (at the wall where the outlets for the hydraulic emplacement of the material were sited), these data were not used in the oxide tailings resource estimate.

12.3.1 Assay verification of 1990/1991 drillholes in oxide tailings

The drillholes in the oxide tailings were completed prior to institution of NI 43-101 and related QA/QC requirements. The analyses were completed in the Avino Mine laboratory and no original assay certificates have been produced or preserved. The database and mine sections were therefore compared with the original hand-written data collected from the mine laboratory. These assay sheets from the mine laboratory show good agreement with the mine sections and resulting database used by Tetra Tech for estimation of the oxide tailings in Section 14.1.

Tetra Tech (2013) verified 54% of drillholes in this database (15 of 28 drillholes) and 58% of both silver and gold assays (444 of 766 values) used for this estimation.

The QP opinion of the reliability of the 1990 to 1991 oxide tailings assays is discussed in Section 12.5.2.

12.3.2 Oxide tailings verification samples

As was reported by Tetra Tech (2013), during a previous site visit conducted on June 7 and 8, 2012, Michael F. O’Brien visited the tailings heaps and supervised the collection of eight samples from the oxide tailings (3 to 4 kg each). The samples were collected from gulleys that had eroded into the tailings pile and provided a vertical section through the tailings. It is believed that while such samples cannot provide a statistically representative reflection of overall grade, they do provide some insight into the grade of the tailings near surface. The eight samples were each split into three separate sub-samples, which were submitted in turn to the Avino Mine laboratory together with SGS laboratories in Durango and Vancouver.

Project code: 16023

Effective date: October 27, 2016

Statistical analysis of the three sets of results demonstrated that there is good correlation between the three laboratories and this conclusion remains valid.

The sampling exercise in 2012 provided the opportunity to review the artificial sedimentary deposit that comprises the Avino oxide tailings and supported the previous assumptions of the tailings, such as regarding the oxide tailings as two superimposed units with slightly different chemical and particle size characteristics and pronounced horizontal continuity. The source data and plans prepared more than 20 years ago after the initial drilling campaign, were examined at the mine and found to be of professional standard and provide support for their use in the estimation of the oxide tailings. The overall homogeneity of the material, horizontal continuity and relatively high confidence in the volume and tonnage, mitigate any uncertainty in the historical data set. The pattern of sample grades (see Figure 14.6) from the 2015/2016 drill campaigns the earlier drilling form a coherent pattern with no obvious discontinuity between campaigns.

12.4 Site visit

Michael F. O’Brien conducted site visits on June 7 and 8, 2012 and June 6 and 7, 2016. During the latest visit, Mr. O’Brien visited the tailings heaps and verified the location of walls and the extent of the oxide and sulphide tailings. Mr. O’Brien used a Garmin® etrex 20 GPS was used to verify collar locations and topography. The Avino and San Gonzalo underground mines were visited to gain familiarity with the Avino and San Gonzalo Vein systems. Exposures of the San Gonzalo Vein including the Anjelica vein were examined between 3 and 5 levels. The Avino Vein system was examined in the deeper levels of the Avino Mine and the characteristically competent silicified zones with marginal brecciation were examined. The core shed was visited, where Mr. O’Brien reviewed core logs (ET-06-02, ET-07-03, SG0701, SG-15-03, SG-14-02 and SG-07-17) as well as logging procedures followed by mine staff. Mr. O’Brien also visited the Avino Mine laboratory which has been re-equipped and renovated since 2012.

12.5 QG consulting conclusions and opinion

The drill dataset has been produced over a long period of time within a brownfield property. All data used for this study is obtained from work carried out by staff of the current issuer, which has owned the Property continuously since the start of this work.

12.5.1 Avino and San Gonzalo Veins

12.5.1.1 Drillhole database

A single, compiled database containing all relevant drilling information does not exist for the Property. A variety of partially-compiled data sources were provided to QG Consulting.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

12.5.1.2 Downhole survey data

Downhole survey data and the location of the Avino and San Gonzalo Vein intersections observed in drillholes has been verified by both surface and underground mapping, providing confidence in the location, orientation, and true width of both veins.

12.5.1.3 Geology data and interpretation

The legacy data from the Avino Vein is deficient in recorded lithology data. Modelling of the Avino Vein and San Gonzalo Vein Systems made use of grade as well as lithology data. Consequently, QG regards the lithology database adequate and fit for purposes of resource estimation. The recent mining history provides comfort that the potentially economic units persistently demonstrate continuity as new exposures become available.

12.5.1.4 Specific gravity samples

Based on a review of specific gravity data from drillholes in the Avino and San Gonzalo Veins, QG Consulting concludes that future bulk density measurements should be completed using a water displacement method. A comparison of the two measurement techniques used for these SG samples indicates that the results are acceptable for this study. However, QG considers that the current level of data is inadequate for meaningful spatial estimation and recommends that the frequency at which specific gravity measurements are collected should be increased. To supplement the specific gravity data generated from drillhole samples, QG recommends that large grab samples be obtained from the underground development at approximately 30 metre intervals and subjected to the water displacement method of specific gravity determination.

12.5.1.5 QA/QC samples

The rate of QA/QC sample insertion is slightly below recommended industry standards on the Avino Vein, but significantly below industry standards on the San Gonzalo Vein. Based on the information provided to QG Consulting, it also does not appear that industry standard plots of standard, blank, and duplicate results (as in Section 12.3) are being constructed and reviewed by Avino on a routine basis. However, QA/QC samples were collected, albeit inconsistently, from all 2006 to 2012 drilling programs and Tetra Tech reviewed the results of these samples. This review found no evidence of systematic laboratory bias, indicating that the assay results are reliable.

12.5.2 Oxide tailings

The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity.

Verification samples taken by Mr. O’Brien have confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign, with a low silver bias consistent with the superficial position of the samples in the zone most likely to have suffered surface leaching. The verification samples also confirm that the mine lab assays are not materially different from those of external labs.

12.5.3 QP opinion

There were no limitations on or failure to conduct data verification.

In QG’s opinion the assay, sample location, vein lithology, and specific gravity data from the Avino and San Gonzalo Veins are reliable to support the purpose of this technical report and a current mineral resource on both veins and the oxide tailings.

Project code: 16023

Effective date: October 27, 2016

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Avino Vein

No mineral processing or metallurgical testwork has been performed in the preparation of this report. However, the Avino vein material has been processed in the past successfully using froth flotation to produce a marketable copper concentrate with silver and gold credits. Bismuth was identified as a deleterious material in the concentrate and there are plans for testwork to reduce the bismuth content in the concentrate to improve on the smelter return.

The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions.  These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

13.2 San Gonzalo Vein

The San Gonzalo treatment scheme was based on the bulk sample test carried out in 2012. The feed grade of the bulk sample test was 261g/t silver and 0.9g/t gold. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced from 10.000 of feed. Standard froth flotation was used to produce the flotation concentrate with the silver and gold values. Since then, a gravity circuit has been installed to improve the silver and gold recoveries.

The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions.  These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

13.3 Oxide tailings

Tetra Tech (2012) previously disclosed mineral processing and metallurgical testing methods and results for the oxide tailings portion of the Property in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012.

No metallurgical testing has been carried out since 2012.

13.4 Sulphide tailings

Avino is not conducting mining activity on the sulphide tailings. No mineral processing methods or metallurgical testing is underway or proposed for the sulphide tailings.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

14.0 MINERAL RESOURCE ESTIMATES

14.1 Resource summary

The following tables provide a synopsis of the reported mineral resources reported in this section. Table 14-1 summarizes the base case values for all current mineral resources on the Property.

The reporting cut-off for the Avino Vein is 55 g/t Ag_Eq and the cut-off for the San Gonzalo Vein is 125 g/t Ag_Eq. These cut-offs were determined by Avino based on actual mining scenarios and a silver price of $19.50/oz. Current cut-offs used for financial projections by Avino, based on recent market prices, include 50 g/t for the Avino Vein and 120 g/t for the San Gonzalo Vein.

The reporting cut-off for the oxide tailings is 50 g/t Ag_Eq.

No mineral resource for the sulphide tailings is disclosed in this technical report.

Table 14-1 Avino Mine – Mineral Resources

Notes to Table 14.1:

Figures may not add to totals shown due to rounding.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards

- For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 50, 55 and 125 g/t silver equivalent grade.

Project code: 16023

Effective date: October 27, 2016

Silver equivalent grades were calculated using conversion formulas AgEQ = Ag + 55.9 * Au + 72.99 * Cu for Avino Vein and AgEQ = Ag + 56.38 * Au for San Gonzalo Vein System and oxide tailings

Cut-off grades were calculated using current costs, silver price of US$19.50/oz., gold price of US$1,250/oz. and copper price of US$2.10/lb

14.2 Data

Drillhole data for the Avino and San Gonzalo resource estimates was supplied by Avino to QG in the form of several MS Excel™ spreadsheet and MS Access™ files, and this data was verified and compiled into .csv files (see Section 12.1).

Wireframe meshes (.dxf files) of the topography, underground development, previous 3D models of the San Gonzalo and Avino Veins and cross-section and plan view images were supplied by Avino. Drillhole data was imported into Datamine™ software (version 3.24.25.0) and Leapfrog Geo™.

Data includes underground channel sampling and diamond drill data.

14.3 Avino Vein

14.3.1 Geological interpretation

The Avino Vein and the surrounding system are interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins, breccias, stockworks, and silicified zones. The Avino system is relatively thick (up to 40m thick in places) and exhibits lower silver but higher copper grades than the San Gonzalo Vein system.

Historically, exposure and sampling of the deposit in underground development has been understandably biased towards the higher end of the silver grade spectrum. This presents problems when making decisions on what should be considered to be mineralized vein material, as the position of the mineralization to barren interface was either not exposed or recorded in the development data. In many cases the edge of the mineralized zones was approximated by the end of sampling, the edge of the development or a 40 g/t silver grade.

14.3.2 Wireframing

Mineralized zones were independently modeled by QG in Leapfrog Geo™ software, utilizing the drillhole data, topography and the underground development information. Wireframes supplied by Avino assisted in modelling the deposit. These wireframes were imported into Datamine Studio 3™ software to provide the domain information to populate blocks in the resource model.

The modelling was carried out independently by QG using Leapfrog Geo™ software applying an implicit ‘vein system’-style of modelling workflow to produce a series of seamless 3D units.

The Avino mineralized vein system was modelled as four subparallel but cross-cutting veins including the main most persistent body consisting of vein material sandwiched between two prominent and siliceous breccias and three subsidiary units (NW1, NW2, NE1). Lithology information and grade information were both used to interpret the extents of the veins and to flag sampled and logged intervals as country rock or as one of the units of interest. Lithology information is often not available for the mined-out areas and grade interpretations had to be used. Material outside the veins and most likely of low grade has usually not been recorded in the legacy data for obvious reasons. Where there is absence of recorded intersections of the vein margins, QG has erred on the side of caution by interpreting the edges of the vein to the last samplings with appreciable grades.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-1
Oblique view, looking north, of the Avino Vein system model

To test the robustness of the model, grade contact profiles were generated.

Grade contact profiles demonstrate how well the wireframe meshes segregate the metal, based on the assayed samples. These contact profiles were generated by determining the average grades for sampled metals within successive 5 m wide slices inside and outside the Avino Vein System models for a range of distances from -10 m (inside the system) to +50 m (outside) from the contact.

The profiles are shown in graphs in Figure 14-2 and the number of samples per 5 m slice is shown in Figure 14-3. There is a moderately rapid decrease with increasing distance from the vein contacts in silver, gold, zinc and copper profiles (as shown in Figure 14-2). To better display the profiles on a single graph, silver has been re-scaled to fit and copper and zinc are in percentage units. For example, the silver grade is generally in excess of 80 g/t within the vein but decreases to an average of less than 30 g/t at a distance of 30 m from the vein contact. Zinc appears to be a good indicator element for the mineralized system and rapidly decreases in abundance within 5m of the contact. This may be used to advantage in future modelling of the system.

As can be seen (Figure 14-3), there is a rapid decrease of information at ranges greater than 20 m from the contact (contact is represented by ‘0’ on the horizontal axis). This is to be expected as the information has been generated in underground workings that have been designed to preferentially expose and sample material that is better mineralized in the vein system. Information is biased towards the underground excavations and the understandable historic tendency to only sample material at any distances away from the known veins that display good mineralization characteristics. However, the profiles do provide an indication that the Avino Vein System has a gradational or soft boundary tendency from an estimation point of view. Silver, gold and copper show the gradational profile, while zinc has relatively sharp profile. This should be followed up to develop future estimation strategies.

Project code: 16023

Effective date: October 27, 2016

Figure 14-2
Grade profiles across the Avino Vein system contacts

Figure 14-3
Number of samples per slice across the Avino Vein system contacts

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

14.4 San Gonzalo Vein

14.4.1 Geological interpretation

The San Gonzalo Vein is interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins and silicified zones. The individual veins in the San Gonzalo system are relatively narrow (mostly less than 3 m thick in places) and exhibits higher silver but lower copper grades than the Avino Vein system.

14.4.2 Wireframing

The system was modelled as six sub parallel but cross-cutting veins consisting of a main vein (SG1) and five subsidiary units (SG2 through SG6). Lithology information and grade information were both used to interpret the extents of the veins and to flag sampled and logged intervals as country rock or as one of the units of interest. Figure 14-4 displays the modeling results graphically.

Figure 14-4
Oblique View looking north of the San Gonzalo Vein system model

To assess the level to which the interpreted San Gonzalo Veins have honoured the selection contact profiles were generated to examine how well the wireframe meshes segregate the metal, based on the assayed samples. The San Gonzalo Veins are more compact than the Avino Veins and the metal grades at San Gonzalo are largely confined to the vein material. The contact profiles were generated by determining the average grade s for several metals within successive 5 m wide slices inside and outside the San Gonzalo Vein System models for a range of distances from -1.5 m (inside the system) to +1.7 m (outside) from the contact. The profiles are shown in Figure 14-5. There is a rapid decrease with increasing distance from the vein contacts in silver, gold and copper profiles.

Project code: 16023

Effective date: October 27, 2016

Figure 14-5
Grade profiles across the San Gonzalo Vein system contacts

For example, the silver grade is generally in excess of 200 g/t within the vein but decreases to an average of less than 50 g/t at a distance of 1 m from the vein contact.

For gold the contacts were less conspicuous, but average grade data still showed that the populations were statistically distinct. All contacts between mineralized and wall rock populations were treated as hard boundaries in estimation.

The San Gonzalo Vein System model is more robust when compared to the data and displays more abrupt metal profiles than the equivalent for the Avino Vein. This may reflect real differences in the mineralization styles (thickness and metal grade differences also support a different process) but may also to some degree be a result of the sparse legacy lithology data in the upper part of the Avino Mine.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

14.5 Oxide tailings

14.5.1 Geological Interpretation

In the Avino oxide tailings, a prominent bench separates the lower portion of the deposit (referred to as the “oxide lower bench” in various documents) from the upper portion of the oxide tailings (the “middle bench”). Overlying the oxide tailings is a volume of sulphide tailings material (the “upper bench” or “sulphide tailings”). The sulphide tailings material lacks representative sampling data.

Figure 14-6 is a perspective view looking north, showing the oxide lower bench, oxide lower bench and sulphide tailings and the positions of drillholes and silver assays.

Figure 14-6
Perspective view of oxide tailings drilling and silver assays

Project code: 16023

Effective date: October 27, 2016

14.5.2 Wireframing

The tailings deposit was modelled using topography information supplied by Avino and bedrock contact information from the drilling data.

Figure 14-7
Section View looking northeast showing silver grades in oxide tailings benches

The grade pattern of the upper and lower and middle benches has been better defined by the addition of the recent drilling information (more than doubling the amount of assays, see Table 14-2). Previously, the middle and lower oxide benches were considered separately from an estimation perspective based on the colour difference, the middle bench appearing to be more reddish than the lower material. This may reflect a change in iron content but not necessarily the gold or silver grades. The sampling data (see Figure 14-7) shows a pattern of silver depletion at the top of the middle bench with enrichment immediately below.

The spatial pattern indicates gradational changes between the middle and lower oxide benches, except for silver which appears to have been leached downwards from the top of the middle bench. While the colour difference between the two units may be significant for iron-bearing species, there is not a great statistical difference between the silver and gold grades in the middle and lower benches and the leaching effect (see Figure 14-6) appears to affect the upper portion of the middle bench. Consequently, it was decided to estimate the middle and lower bench as a single domain. The use of a variogram and search ellipse, flattened in the horizontal direction also reduces the risk of smearing grade vertically. In future it may be preferable to evaluate the leached cap of the tailings separately from the remainder. The risk of not doing so at this time, is ameliorated by the horizontal variogram continuity which reduces the risk of mixing.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

14.6 Exploratory data analysis

14.6.1 Raw data assays and statistics

14.6.1.1 Avino and San Gonzalo

Table 14-2 shows the length-weighted metal statistics for the sample data for the Avino and San Gonzalo mineralization. Assayed metals include silver, gold, copper, zinc, and lead. Metals considered in the Avino resource estimate include silver, gold, and copper. The domain numbers refer to the individual veins making up the Avino and San Gonzalo systems.

Table 14-2 Metal grade statistics for sampling of the Avino and San Gonzalo Vein systems

Deposit	Domain	Metal	Number of Samples	Minimum	Maximum	Mean	Variance	CV	Capping Value	Number Capped
San Gonzalo Vein	10	Ag	9324	0	14768	293.78	533214	2.49	3000	13
San Gonzalo Vein	10	Au	9324	0	276.54	1.531	29.152	3.527	50	2
San Gonzalo Vein	10	Cu	9372	0	3.74	0.061	0.017	2.132	0.8	3
San Gonzalo Vein	10	Pb	9372	0	20	0.456	1.403	2.598	10	7
San Gonzalo Vein	10	Zn	9372	0	35.5	0.757	4.255	2.725	15	3
San Gonzalo Vein	20	Ag	222	0.7	3610.7	111.31	89853.73	2.69	200	1
San Gonzalo Vein	20	Au	222	0.005	33.37	0.752	6.393	3.364	11	1
San Gonzalo Vein	20	Cu	232	0	0.832	0.051	0.012	2.167	0.4	5
San Gonzalo Vein	20	Pb	232	0	6.53	0.301	0.639	2.657	4	2
San Gonzalo Vein	20	Zn	232	0	13.15	0.429	1.326	2.681	2	1
San Gonzalo Vein	30	Ag	95	0.5	1917.4	203.95	100522.77	1.55	1000	4
San Gonzalo Vein	30	Au	95	0.003	12.82	1.048	2.524	1.516	3	10
San Gonzalo Vein	30	Cu	95	0.001	0.938	0.064	0.013	1.762	0.5	1
San Gonzalo Vein	30	Pb	95	0.006	12.82	0.751	3.565	2.514	5	8
San Gonzalo Vein	30	Zn	95	0.012	17.3	1.221	7.154	2.19	6	7
San Gonzalo Vein	40	Ag	229	0.5	5265.2	225.85	330283.92	2.54	2000	1
San Gonzalo Vein	40	Au	229	0.01	16.32	0.745	2.635	2.179	2	2
San Gonzalo Vein	40	Cu	230	0	0.52	0.058	0.005	1.226	0.4	2
San Gonzalo Vein	40	Pb	230	0	1.83	0.22	0.066	1.164	1.2	2
San Gonzalo Vein	40	Zn	230	0	7.02	0.906	1.252	1.235	5	2
San Gonzalo Vein	50	Ag	36	1.5	2851.9	229.25	320717.12	2.47	1000	8
San Gonzalo Vein	50	Au	36	0.01	5.96	0.679	2.21	2.189	3	11
San Gonzalo Vein	50	Cu	36	0.001	0.649	0.074	0.014	1.582	-	
San Gonzalo Vein	50	Pb	33	0	2.39	0.243	0.28	2.175	1	5
San Gonzalo Vein	50	Zn	33	0.009	1.18	0.223	0.105	1.458	1	9
San Gonzalo Vein	60	Ag	56	0.7	395.1	28.49	4906.92	2.46	100	8
San Gonzalo Vein	60	Au	56	0.002	2.66	0.168	0.137	2.208	1	6
San Gonzalo Vein	60	Cu	56	0	0.258	0.019	0.001	1.938	-	5
San Gonzalo Vein	60	Pb	56	0.001	4.83	0.134	0.202	3.363	1	5
San Gonzalo Vein	60	Zn	56	0.01	4.22	0.198	0.18	2.146	1	3
Avino Vein	10	Ag	4916	0.91	1242.95	124.03	8145.44	0.73	800	5
Avino Vein	10	Au	4915	0	117.154	0.935	10.694	3.496	12	10
Avino Vein	10	Cu	4916	0	7.6	0.803	0.326	0.712	5	2
Avino Vein	10	Pb	1101	0	19.15	0.236	1.064	4.369	6	3
Avino Vein	10	Zn	1958	0	4.89	0.152	0.085	1.913	-	0
Avino Vein	20	Ag	79	21	566.75	148.1	8327.32	0.62	500	1
Avino Vein	20	Au	79	0.168	5.6	1.228	0.819	0.737	3	5
Avino Vein	20	Cu	78	0.08	2.85	0.776	0.24	0.631	2	2
Avino Vein	20	Pb	25	0.04	5.2	0.689	0.927	1.397	3	4
Avino Vein	20	Zn	25	0.08	2.8	0.624	0.575	1.215	-	0
Avino Vein	30	Ag	35	22	356.18	172.42	7887.49	0.52	300	2
Avino Vein	30	Au	35	0.35	2.65	1.241	0.296	0.439	2	2
Avino Vein	30	Cu	35	0.2	2.829	0.663	0.258	0.766	2	2
Avino Vein	30	Pb	4	0.4	1.328	0.774	0.225	0.613	2.5	1
Avino Vein	30	Zn	4	0.22	4	2.115	3.524	0.888	-	0

Project code: 16023

Effective date: October 27, 2016

14.6.1.2 Oxide Tailings

The drillhole dataset included 28 drillholes with a total metreage of 482.9m that was completed in the tailings from 1990 to 2005. A total of 57 holes were drilled and sampled in 2015 and 2016, providing an additional 772.5m of sampling. All drillholes intersect the oxide tailings, with a total of 1004 assays of gold and 1004 assays of silver. Most of the new campaign drilling has also been assayed for copper, lead and zinc. However, only the gold and silver are considered to be of economic interest in the oxide tailings deposit.

Table 14-3 Oxide tailings samples by sampling campaign

The total dataset has been divided by unit and the metal assay statistics are summarized in Table 14-4.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 14-4 Oxide tailings assays by unit

14.6.2 Outlier management and capping strategy

It is common practice in the mineral industry to restrict the influence of high assays through “top-cutting” or “capping”. Capping was implemented for each element and for each domain, after to sample length compositing. Capping limits were chosen based on a review of sampling histograms using Snowden Supervisor™ software and examination of coefficient of variation statistic (CV) for each domain. The coefficient of variation (CV), also known as relative standard deviation (RSD), is a standardized measure of dispersion of a probability distribution and provides an indication of the presence of significant outliers. CV statistics greater than 2 and the visual detection of irregular behaviour in the upper portion of log histogram of the data were used as an indicator that capping should be applied.

Project code: 16023

Effective date: October 27, 2016

14.6.3 Drillhole compositing

Compositing is carried out to ensure a common ‘change of support’ length. If samples are not composited, small length samples with a high grade (and the converse) might bias the estimation process.

Inspection of the raw data from the Avino and San Gonzalo systems, indicated that a common composite length of 2 m would accommodate most sample lengths as the majority of sample lengths were less than 2 m and 2 m was used as the standard composite length for the deposit.

Compositing in Leapfrog™ included all samples in the composites with a minimum width of 1.0 m within the mineralized zones. New composites were thus created each time the domain changed.

14.7 Density

14.7.1 Density data

Density data was supplied by Avino in the form of a set of measurements made at site. Summary statistics for these measurements are provided in Table 14-5 and Table 14-6.

Table 14-5 Avino Vein system density data summary

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
10 (Main)	40	2.53	3.00	2.71	0.02	0.05
20	42	2.43	2.90	2.68	0.01	0.03
Wall rock	93	2.29	3.00	2.65	0.04	0.07
Combined	175	2.29	3.00	2.67	0.03	0.06

Table 14-6 San Gonzalo Vein system density data summary

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
10	50	2.40	3.00	2.64	0.03	0.07
20	2	2.73	2.78	2.76	0.00	0.01
Wall rock	41	2.40	3.00	2.69	0.02	0.05
Combined	93	2.40	3.00	2.67	0.03	0.06

The Avino Vein System density data is widely spaced in drillholes across the lower portion of the mine and more than half of the measurements are not in the vein material. The San Gonzalo Vein System density data is more comprehensive but more than 40% of the measurements are not in the vein material.

The density data is generally so sparse and so widely-spaced that spatial estimation seems unlikely to provide meaningful results. Consequently, it was decided to use a global average of 2.63 that reflects the historic average used at the mine for both the Avino and the San Gonzalo Vein Systems.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Avino conducted bulk density measurements on 432 samples from 20 drillholes in the oxide tailings. Based on these data, Slim (2005d) determined a global average specific gravity value of 1.605 for the oxide tailings. No new specific gravity data that can be considered representative of the tailings pile has been collected, so QG used the specific gravity value of 1.605 for the current oxide tailings estimate.

14.8 Variography and spatial analysis

Variography was conducted utilizing Snowden Supervisor™ software. The experimental variograms were modelled parallel to the orientations of the veins in the case of the Avino and San Gonzalo Veins and horizontal for the oxide tailings.

Experimental variograms were modelled for all three deposits, for all domains and for silver, gold, copper, lead and zinc.

Figure 14.8 through to Figure 14.14 are representative of the variography.

Figure 14-8
Avino Vein: Domain 10 Experimental Silver variograms

Project code: 16023

Effective date: October 27, 2016

Figure 14-9
Avino Vein: Domain 10 Experimental Gold variograms

Figure 14-10
Avino Vein: Domain 10 Experimental Copper variograms

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-11

San Gonzalo Vein: Domain 10 Experimental Silver variograms

Project code: 16023

Effective date: October 27, 2016

Figure 14-12

San Gonzalo Vein: Domain 10 Experimental Gold variograms

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-13
Oxide Tailings: Domain 10 Experimental Silver variograms

Project code: 16023

Effective date: October 27, 2016

Figure 14 14
Oxide Tailings: Domain 10 Experimental Silver variograms

14.9 Interpolation plan and Kriging parameters

Estimation for the Avino and San Gonzalo Vein systems was carried out using Datamine™ software and parameters optimized by kriging neighbourhood analysis (KNA) carried out using Supervisor™ software. Optimization was achieved by minimising the number of negative kriging weights and maximising the theoretical slope of regression of the estimates.

14.9.1 Avino

A single block model was created to cover the Avino system. A block size of 10 m by 10 m by 10 m was used for block model and resource estimate. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 16 and maximum of 48 composites were used per block with a maximum of 40 samples per drillhole.

Estimation parameters for the Avino Vein System are summarised in Table 14-7.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 14-7 Avino Vein System: Variogram and Search Parameters

Domain 10 (Main)

Metal	Nugget	C1	R11	R12	R13	C2	R21	R22	R23	Angle1	Angle2	Angle3	mincomps	maxcomps
										Angle rotation DM convention				
Ag	0.5	0.27	44	11	4	0.23	128	48	17	155	65	145	8	32
Au	0.3	0.33	12	10	9	0.37	122	56	28	155	65	145	8	32
Cu	0.4	0.33	53	23	11	0.27	150	87	23	155	65	145	8	32
Pb	0.42	0.28	12	10	8	0.3	88	50	23	155	65	145	8	32
Zn	0.43	0.31	20	14	6	0.26	93	60	20	155	65	145	8	32

Domain 20 (NW1)

Metal	Nugget	C1	R11	R12	R13	C2	R21	R22	R23	Angle1	Angle2	Angle3	mincomps	maxcomps
										Angle rotation DM convention				
Ag	0.5	0.27	44	11	4	0.23	128	48	17	-175	45	135	8	32
Au	0.3	0.33	12	10	9	0.37	122	56	28	-175	45	135	8	32
Cu	0.4	0.33	53	23	11	0.27	150	87	23	-175	45	135	8	32
Pb	0.42	0.28	12	10	8	0.3	88	50	23	-175	45	135	8	32
Zn	0.43	0.31	20	14	6	0.26	93	60	20	-175	45	135	8	32

Domain 30 (NW2)

Metal	Nugget	C1	R11	R12	R13	C2	R21	R22	R23	Angle1	Angle2	Angle3	mincomps	maxcomps
										Angle rotation DM convention				
Ag	0.5	0.27	44	11	4	0.23	128	48	17	180	90	110	8	32
Au	0.3	0.33	12	10	9	0.37	122	56	28	180	90	110	8	32
Cu	0.4	0.33	53	23	11	0.27	150	87	23	180	90	110	8	32
Pb	0.42	0.28	12	10	8	0.3	88	50	23	180	90	110	8	32
Zn	0.43	0.31	20	14	6	0.26	93	60	20	180	90	110	8	32

Domain 40 (NE1)

Metal	Nugget	C1	R11	R12	R13	C2	R21	R22	R23	Angle1	Angle2	Angle3	mincomps	maxcomps
										Angle rotation DM convention				
Ag	0.5	0.27	44	11	4	0.23	128	48	17	180	90	110	8	32
Au	0.3	0.33	12	10	9	0.37	122	56	28	180	90	110	8	32
Cu	0.4	0.33	53	23	11	0.27	150	87	23	180	90	110	8	32
Pb	0.42	0.28	12	10	8	0.3	88	50	23	180	90	110	8	32
Zn	0.43	0.31	20	14	6	0.26	93	60	20	180	90	110	8	32

14.9.2 San Gonzalo

A single block model was created to cover the San Gonzalo system. A block size of 10 m by 10 m by 10 m was used for block model and resource estimate. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 16 and maximum of 48 composites were used per block with a maximum of 40 samples per drillhole.

Estimation parameters used for the San Gonzalo System are summarised in Table 14-8.

Project code: 16023

Effective date: October 27, 2016

Table 14-8 San Gonzalo Vein System: Variogram and Search Parameters

14.9.3 Oxide Tailings

A single block model was created to cover the Avino oxide tailings deposit. A block size of 20 m by 20 m by 2 m was used for block model and resource estimate, as the average distance between sample drillholes approximates 30 m and the composite length is 2 m. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 8 and maximum of 32 composites were used per block with a maximum of 40 samples per drillhole.

Estimation parameters used for the oxide tailings deposit are summarised in Table 14-9.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 14-9 Oxide tailings deposit: variogram and search parameters

14.10 Resource block models

14.10.1 Block Model Configurations

The specifications for the estimation block models (built using DataMine Studio™) are summarized in Table 14-10. All three are oriented with the model origin at the lower left hand corner (bottom southwest). Both the hard rock vein deposit models for the Avino and San Gonzalo systems are rotated about a vertical axis passing through the bottom left hand corner to better conform to the strike of the veins. Sub-blocking was used to optimize volume filling of the vein models by preferentially minimizing block dimension in the Y-dimension for the vein models while the sub-blocking used for the oxide tailings block model minimized the block dimension in the vertical direction. The block models were not inclined, to avoid potential geometric confusion when the models are used for planning and reconciliation.

Table 14-10 Estimation Block Model Specifications

Model	X0	Y0	Z0	NX	NY	NZ	DX	DY	DZ	MinDX	MinDY	MinDZ	RotV
Avino Vein	569840	2712270	1800	137	44	65	10	10	10	5	1	5	335
San Gonzalo Vein	571060	2714430	1800	163	72	56	10	5	10	5	0.5	1	35
Oxide Tailings	569680	2712020	2170	16	15	37	40	40	2	4	4	0.2	0

Table 14-11 Explanation of Table 14-10

Variable	Meaning
X0	minimum easting
Y0	minimum northing
Z0	minimum elevation
NX	number of primary blocks in easting direction
NY	number of primary blocks in northing direction
NZ	number of primary blocks in elevation direction
DX	primary easting block dimension
DY	primary northing block dimension
DZ	primary vertical block dimension
MinDX	minimum sub-block easting dimension
MinDY	minimum sub-block northing dimension
MinDZ	minimum sub-block vertical dimension
RotV	Rotation angle of model about a vertical axis

Project code: 16023

Effective date: October 27, 2016

14.10.2 Interpolation

The reported resource relies on OK as the best unbiased linear estimator of grade. Other methods of interpolation, including inverse distance squared (ID2) and NN were employed for model validation purposes and are retained in the block models.

14.11 Model validation

14.11.1 Statistics

Mean values for estimated blocks and composites used for the estimation in the Avino Vein are shown in Table 14-12. Overall the block estimates show lower silver grades than the composites due to the declustering effect of kriging and the large numbers of relatively high grade composites in the development sampling.

Table 14-12 Avino Vein: Block estimates and composite sample grades

Estimator	Ag g/t	Au g/t	Cu %	Pb %	Zn %
Ordinary Kriging	86.31	0.62	0.57	0.33	0.19
Nearest Neighbour	79.57	0.61	0.57	0.34	0.21
Inverse Distance	86.41	0.62	0.59	0.31	0.19
Composites	100.87	0.68	0.67	0.31	0.14
Number of blocks	19,024

Mean values for estimated blocks and composites used for the estimation in the San Gonzalo Vein are shown in Table 14-13. The block estimates show lower silver grades than the composites due to the declustering effect of kriging and the large numbers of relatively high grade composites in the development sampling.

Table 14-13 San Gonzalo Vein: Block estimates and composite sample grades

Estimator	Ag g/t	Au g/t	Cu %	Pb %	Zn %
Ordinary Kriging	258.42	1.37	0.06	0.46	0.76
Nearest Neighbour	222.87	1.10	0.06	0.41	0.63
Inverse Distance	267.74	1.37	0.06	0.46	0.77
Composites	279.82	1.47	0.06	0.47	0.78
Number of blocks	84,385

Mean values for estimated blocks and composites used for the estimation in the Oxide Tailings model are shown in Table 14-14. The block estimates show lower silver grades than the composites due to the declustering effect of kriging and the large numbers of relatively high grade composites in the development sampling.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 14-14 Oxide Tailings: Block estimates and composite sample grades

Estimator	Ag g/t	Au g/t	Cu %	Pb %	Zn %
Ordinary Kriging	93.24	0.48	0.130	0.950	0.150
Nearest Neighbour	92.56	0.48	0.129	0.930	0.150
Inverse Distance	93.94	0.48	0.128	0.949	0.151
Composites	96.48	0.46	0.125	0.958	0.153
Number of blocks	45,607

14.11.2 Sections

The spatial pattern of metal grade distributions for the Avino Vein is shown in Figures 14-15 to Figure 14-18, inclusive. Figure 14-15 shows a typical transverse section illustrating the interaction between the secondary (NE1) zone developed on the footwall side of the main the Avino Vein system. Figures 14-16 to Figure 14-18 are longitudinal sections viewed from the south showing silver, gold and copper grades with high grade zones tending to plunge steeply to the west.

Figure 14-15
Avino Vein: Typical transverse section, looking east through drillhole ET07-10 showing the block model centroids colour coded by silver grade

Project code: 16023

Effective date: October 27, 2016

Figure 14-16
Avino Vein: longitudinal section showing the block model centroids colour coded by silver grade

Figure 14-17
Avino Vein: longitudinal section showing the block model centroids colour coded by gold grade

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-18
Avino Vein: longitudinal section showing the block model centroids colour coded by copper grade

The spatial pattern of metal grade distributions for the San Gonzalo Vein is shown in Figures 14-19 to Figure 14-22, inclusive. Figure 14-19 shows a typical transverse section illustrating the relatively narrow San Gonzalo Vein and the Anjelica vein (SG4). Figures 14-20 to Figure 14-22 are longitudinal sections viewed from the south showing silver, gold and copper grades with high grade zones tending to plunge almost vertically.

 Figure 14-19
San Gonzalo Vein: Typical transverse section looking east aligned along drillhole SG1115 showing the block model centroids colour coded by silver grade

Project code: 16023

Effective date: October 27, 2016

Figure 14-20
San Gonzalo Vein: longitudinal section showing the block model centroids colour coded by silver grade

Figure 14-21
San Gonzalo Vein: longitudinal section showing the block model centroids colour coded by gold grade

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-22
San Gonzalo Vein: longitudinal section showing the block model centroids colour coded by copper grade

14.11.3 Swath plots

Swath plots were generated for the underground vein deposits to compare trends in the estimated grades for the three estimation methods (ordinary kriging, inverse distance and nearest neighbour) in the block models to the source sampling data. The estimation methods for comparison are ordinary kriging (OK), nearest neighbour (NN) and inverse distance squared (ID2) block estimates for the silver (Ag), gold (Au) and copper (Cu) and averages were generated for slices oriented parallel to the eastings, northings and elevations. The widths of the swaths (or slices) are 20m for eastings and 10m for elevations and the number of blocks is also plotted to give an indication of the model volume.

Figure 14-23 through Figure 14-28 displays the swath plots for the Avino deposit, comparing block model estimates and sample grades.

Project code: 16023

Effective date: October 27, 2016

Figure 14-23

Avino Vein, swathplot for silver, eastings

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-24
Avino Vein, swathplot for gold, eastings

Project code: 16023

Effective date: October 27, 2016

Figure 14-25
Avino Vein, swathplot for copper, eastings

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-26
Avino Vein, swathplot for silver, elevation

Project code: 16023

Effective date: October 27, 2016

Figure 14-27
Avino Vein, swathplot for gold, elevation

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-28
Avino Vein, swathplot for copper, elevation

Figure 14-29 through Figure 14-34 displays the swath plots for San Gonzalo Deposit, comparing block model estimates and sample grades.

Project code: 16023

Effective date: October 27, 2016

Figure 14-29
San Gonzalo Vein, swathplot for silver, eastings

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-30
San Gonzalo Vein, swathplot for gold, eastings

Project code: 16023

Effective date: October 27, 2016

Figure 14-31
San Gonzalo Vein, swathplot for copper, eastings

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-32
San Gonzalo Vein, swathplot for silver, elevation

Project code: 16023

Effective date: October 27, 2016

Figure 14-33
San Gonzalo Vein, swathplot for gold, elevation

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-34
San Gonzalo Vein, swathplot for copper, elevation

Figure 14-35 through Figure 14-40 displays the swath plots for Oxide Tailings Deposit, comparing block model estimates and sample grades.

Project code: 16023

Effective date: October 27, 2016

Figure 14-35
Oxide tailings Deposit, swathplot for silver, easting

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-36
Oxide tailings Deposit, swathplot for gold, easting

Project code: 16023

Effective date: October 27, 2016

Figure 14-37
Oxide tailings Deposit, swathplot for silver, northing

Figure 14-38
Oxide tailings Deposit, swathplot for gold, northing

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-39
Oxide tailings Deposit, swathplot for silver, elevation

Figure 14-40
Oxide tailings Deposit, swathplot for gold, elevatio

Project code: 16023

Effective date: October 27, 2016

The swath plot comparisons show reasonable correspondence between block estimates and sampling data. As expected, the ordinary kriging and inverse distance estimates show less extreme values than the nearest neighbour estimates particularly near the edges of the models.

14.12 Mineral resource classification

14.12.1 Introduction

CIM Definition Standards (adopted by the CIM Council on May 10, 2014) for reporting on mineral resources are stated below:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

The Avino resource has estimates for silver, gold, copper, zinc, and lead but reports silver, gold and copper. Silver, gold and copper are recovered from the Avino material and gold and copper are included in the silver equivalent calculation.

The San Gonzalo resource estimates silver, gold, copper, zinc, and lead but reports only silver and gold. This is because copper, lead and zinc are not current payable metals at San Gonzalo and only gold is additional in the silver equivalent estimate.

Resource classification for both Avino and San Gonzalo is in part based on kriging variance, geological consideration and the practical geometry of distance from data.

The 2014 CIM Definition Standards of indicated mineral resources includes the phrase that “quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit”.

QG has noted that, in our opinion, the current information available for estimating in situ density is insufficient to support localized (block) estimates to the same level of detail as the metal grades. However, the current data shows that the wall-rock and vein material of the Avino and San Gonzalo deposits have small differences (density difference of vein to wall-rock less than 2%) and very low variability within the veins as measured by the coefficient of variation (less than 0.08, see Table 14-5). The variability of the metal grades shows levels of variability orders of magnitude higher as measured by the coefficient of variation (between 0.4 and 4.4, see Table 14-2). It would be ideal to have density measurements sufficient for local block estimation. However, potential error resulting from the use of a global density mean is likely to be less than 2%. No significant density anomalies have been reported during the current phase of production at the Avino property. Based on the data from the Avino and San Gonzalo veins, grade is a much more material risk factor than the density information. QG considers the restricted amount of density information to be less material and significant than the metal grade variability. QG used the kriging variance of the silver grade estimates as the main factor for resource classification.

QG has also noted that, despite the lack of metallurgical bulk sampling, there have been several years of metal production from ore from all operating levels on the Avino and San Gonzalo Veins using current processing facilities and that there has been no report of unforeseen metallurgical recovery issues. QG considers that this production history mitigates the lack of a formal bulk sampling programme or density data and has allowed mineral resources to be defined with sufficient confidence to support detailed mine planning and evaluation of the economic viability of the deposit.

Table 14-15 Criteria for Classification of Underground Mineral Resources

Avino
Measured:	Ag_kvar <=0.15 (up to 20 m from sampled development)
Indicated:	Ag_kvar <=0.24 (30m from sampling, contiguous with development and measured)
Inferred:	Up to 250m from sampling data (with demonstrated vein continuity)
San Gonzalo
Measured:	Ag_kvar <=0.18 (up to 15 m from sampled development)
Indicated:	Ag_kvar <=0.24 (up to 40m from sampling, contiguous with development and measured)
Inferred:	Up to 250m from data (with demonstrated vein continuity)

Project code: 16023

Effective date: October 27, 2016

14.13 Mineral resource tabulation

14.13.1 Cut-offs and silver equivalent calculations

The San Gonzalo and Avino reported mineral resources are tabulated on the basis of Ag_Eq cut-offs (Table 14-16).

Table 14-16 Silver equivalent based metal prices and operational recovery parameters

San Gonzalo Vein System
Metal	Price $/oz. or $/lb	Unit	Recovery %	Rev. $/T	Ag equiv. per grade unit
Ag	19.50	$/oz.	83	0.52	1.00
Au	1250.00	$/oz.	73	29.34	56.38

Avino Vein System
Metal	Price $/oz. or $/lb	Unit	Recovery	Rev. $/T	Ag equiv. per grade unit
Ag	19.50	$/oz.	86	0.54	1.00
Au	1250.00	$/oz.	75	30.14	55.90
Cu	2.10	$/lb	85	39.35	72.99

Avino - Oxide Tailings
Metal	Price $/oz or $/lb	Unit	Recovery	Rev. $/T	Ag equiv. per grade unit
Ag	19.50	$/oz	73	0.46	1.00
Au	1250.00	$/oz	79	31.75	69.37

Silver equivalent was calculated from metal grade estimates using operational recovery parameters and the metal prices based on price trends over the last three years. The gold price used is $1250/oz., $80/oz. less than July 2016 levels. The silver price used is $19.50/oz. which is $0.45/oz. less than the average daily spot price for July 2016. The copper price used is $2.10/lb which is lower than the average over the last three years average which was $2.75/lb. Copper was only used in the equivalent calculation for the Avino System, the only mineralization where the copper grade justifies extraction.

Table 14-17 Mineral Statement for the Avino property

Notes to the statement:

Figures may not add to totals shown due to rounding

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards

- For Mineral Resources and Mineral Reserves" (May 2014) incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 50, 55 and 125 g/t silver equivalent grade.

Silver equivalent grades were calculated using conversion formulas AgEQ = Ag + 55.9 * Au + 72.99 * Cu for Avino Vein and AgEQ = Ag + 56.38 * Au for San Gonzalo Vein System and oxide tailings Cut-off grades were calculated using current costs, silver price of US$19.50/oz, gold price of US$1,250/oz and copper price of US$2.10/lb

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

14.13.2 Grade tonnage tables

Tables 14-18 to Table 14-25 inclusive, provide a summary of the grade and tonnage for the Avino, San Gonzalo and Tailings models at a series of cutoffs. These tables show the grade and tonnages for mineralized material at confidence levels of confidence (see Table 14-14) equivalent to measured, indicated and inferred for the three deposits. Each table contains a yellow-highlighted line that represents the selection used for the mineral resource summarized in Table 14-16.

Table 14-18 Avino Vein - High Confidence / Measured

Table 14-19 Avino Vein - Medium Confidence / Indicated

Project code: 16023

Effective date: October 27, 2016

Table 14-20 Avino Vein - Low Confidence / Inferred

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 14-21 San Gonzalo Vein - High Confidence / Measured

Table 14-22 San Gonzalo - Medium Confidence / Indicated

Project code: 16023

Effective date: October 27, 2016

Table 14-23 San Gonzalo - Low Confidence / Inferred

Table 14-24 Oxide Tailings - Medium Confidence / Indicated

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 14-25 Oxide Tailings - Low Confidence / Inferred

14.13.3 Grade-tonnage graphs

Figure 14-41 to Figure 14-48 show the grade-tonnage curves for the mineralized material in the Avino and San Gonzalo Vein systems and the Oxide tailings. The graphs correspond to the information shown in Tables 14-18 to 14-25, inclusive.

Figure 14-41
Grade tonnage graph of Avino Vein material at Measured confidence level

Project code: 16023

Effective date: October 27, 2016

Figure 14-42
Grade tonnage graph of Avino Vein material at Indicated confidence level

Figure 14-43
Grade tonnage graph of Avino Vein material at Inferred confidence level

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-44
Grade tonnage graph of San Gonzalo Vein material at Measured confidence level

Figure 14-45
Grade tonnage graph of San Gonzalo Vein material at Indicated confidence level

Project code: 16023

Effective date: October 27, 2016

Figure 14-46
Grade tonnage graph of San Gonzalo Vein material at Inferred confidence level

Figure 14-47
Grade tonnage graph of Oxide Tailings material at Indicated confidence level

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Figure 14-48
Grade tonnage graph of Oxide Tailings material at Inferred confidence level

14.14 Sulphide tailings

There is no current resource estimate for the sulphide tailings (The upper bench of the tailings heap shown in Figure 14-6).

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings but this information does not provide an unbiased sample, being restricted to the top surface of the deposit and consequently no estimation can be carried out with any confidence on the sulphide tailings.

The volume of the deposit can be estimated with but the tonnage and recoverable metal are not quantifiable. At best, the sulphide tailings are considered a target for further exploration and results are disclosed as a range of tonnes and grades (Table 14-26).

Table 14-26 Target Resource for further exploration within sulphide tailings

	Tonnes (t)	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)
Lower Range	2,800,000	40	0.3	3,600,000	27,000
Upper Range	3,200,000	100	0.6	10,300,000	61,700

The potential quantity and grade of the sulphide tailings is conceptual in nature and there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration (e.g. drilling and sampling) will result in the target (i.e. sulphide tailings) being delineated as a mineral resource.

No mineral resource for the sulphide tailings is disclosed in this technical report.

Project code: 16023

Effective date: October 27, 2016

15.0 MINERAL RESERVE ESTIMATES

There are currently no mineral reserves on the Property.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

16.0 MINING METHODS

16.1 Avino Vein

The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions.  These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Avino is currently mining on the Avino Vein. Longhole stoping and sublevel caving mining methods are being used. Avino has not yet developed a life-of-mine (LoM) plan for the Avino Vein; however, mine development and production have been scheduled on a monthly basis for 2015 and 2016.

From 1997 to 2001, mining in the Avino vein consistently yielded 1,000 t/d of mill feed. During that period, mine production was comprised of ore development mining (drift and slash) and longhole stoping. In contrast, the Company’s strategy for 2015 and 2016 was to produce 1,000 t/d of mill feed by ore development mining until level 17 is reached. The longhole stoping and sub level caving will then begin to extract the ore between levels 9.5 when mining ceased in 2001 to 17). In Q4 2014, approximately 35,000 t of mill feed was stockpiled near the mine portal as operations started ramping up. The average mining rate during the first 12 days of January 2015 was 700 t/d and a steady state mining rate of 1,100 t/d has been achieved since then..

Production from the Avino Vein is summarized in Table 16-1.

Table 16-1 Recent Production from the Avino Vein

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

16.2 San Gonzalo Vein

The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions.  These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Avino is currently mining on the San Gonzalo Vein. Cut-and-fill and shrinkage stoping methods are being used.

Production from the San Gonzalo Vein is summarized in Table 16-2.

Table 16-2 Recent Production from the San Gonzalo Vein

16.2.1 Bulk sample program

No formal prefeasibility study has been commissioned but a 10,000 t bulk sample program was carried out in 2011. In July 2011, the results were announced. The bulk sample was intended to allow Avino to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling. The results were released after a comprehensive review of the data and discussions with Tetra Tech. The bulk sample program was completed during Q1 2011 and Avino sold 188 t of the San Gonzalo bulk concentrate for net proceeds of US$1.83 million. In April 2012, Avino sold the balance of the San Gonzalo concentrate.

The overall bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were 76% and 59%, respectively, and 232 dry tonnes of flotation concentrate were produced, of which 188 t were sold for net proceeds of US$1.83 million. If the entire production were sold under the same contract terms, the net proceeds would have been US$2.26 million.

Evaluation costs relating to mining, milling, and overhead for the bulk sample program were US$567,045 or US$7.62/oz silver equivalent, including the costs for the raises and stopes. The cost per tonne produced was US$53.91 and proceeds on 188 t of concentrate sold at US$1.83 million. (The contract prices per ounce of silver and gold were US$36.75 and US$1,511.31, respectively.)

On the basis of internal modelling of the bulk sampling program, Avino has been proceeding with their mine plan to develop the third, fourth and fifth levels and to provide mill feed at the rate of 250 t/d on a sustained basis.

It should be noted this production decision is being made without mineral reserves or any studies of economic viability that have been prepared in accordance with NI 43-101.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

16.2.2 Production

Recent production for the Avino Vein and San Gonzalo Vein are summarized in Tables 16-1 and 16-2, respectively.

Concentrate has been sold on a regular basis to a concentrate-trading firm with shipments taking place monthly. The Q4 2012 financial results indicated the cost as cash per ounce silver for San Gonzalo Vein was US$14.22. Mining and milling operations are continuing even though there has been no prefeasibility or feasibility study commissioned after bulk sample program.

16.2.3 Mine design

Access to the underground mining on the San Gonzalo Vein is via a 4 m by 4 m decline developed at -12%. Ground conditions are good. Ground support is mainly bolting as required.

San Gonzalo is using shrinkage mining for the narrower material, approximately 1.4 m in width and cut and fill mining for mineralized material wider than 2 m.

During shrinkage mining, miners use hand-held jacklegs and stopers to drill and blast in stopes. Material is drilled and blasted using jacklegs to breast horizontally, with two miners from two ends of the stope with several breasts worked on at once. After each blast the swell (approximately 40% of the broken material) is mucked from the extraction drift below to allow room for the miners to drill the next lift. Materials and supplies are carried into the stopes by hand down a small raise equipped with steel ladders and a rope. Only 40% of the material is extracted during mining, with the remainder being extracted after all the mining has been completed, meaning more stopes are required in the development stage at one time to sustain production targets. Scoops are used to muck from the extraction drift below and trammed to a mineralized material pass.

Cut and fill mining is more mechanized, as access for scoops is maintained in the stopes from the main ramp by a smaller access attack decline/incline ramp. This access means less manhandling of materials and provides material on a steady basis from each lift while mining takes place. This method requires that waste fill be placed after each lift of material has been mined prior to mining the next lift. Stopers are used to drill vertical holes, with half the stope being blasted at once. A 2 yd. scoop is used in the stope to place waste and muck material. It is 1.2 m wide and requires 2.0 m wide to operate. No mill discharge is used for backfilling.

The mine is able to achieve a production rate of 230 t/d with three shrinkage stopes and one cut and fill stope being developed/mined at once plus two headings in mineralized material or the shrinkage undercut. The mine works 6 d/wk, or 26 d/mo. A mining contractor has been hired for material haulage.

16.3 Oxide tailings

Tetra Tech proposed potential mining methods for the oxide tailings portion of the Property. These were disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012, and summarized below.

The current mineral resources for the oxide tailings will be mined through surface methods and without blasting. A truck/front-end loader arrangement has been selected and will operate one 8 hour shift per day, 365 d/a for the 4.7-year life of this Project.

Initially the oxide tailings will be processed without having to move the sulphide tailings, which covers a portion of the oxide tailings. Not all of the sulphide tailings need to be removed to gain access to the oxide tailings. Approximately 0.5 Mt/a of oxide tailings will be sent to the heap leach pad.

16.4 Sulphide tailings

Avino is not currently conducting mining activity on the sulphide tailings. In addition, no mining methods are currently proposed for any potential mining activity on the sulphide tailings.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

17.0 RECOVERY METHODS

17.1.1 Avino Vein

Avino is currently conducting mining activity on the Avino Vein and processing Avino Vein material at the mine plant.

Historically, prior to the mine shutting down in 2001, Avino operated a 1,000 t/d processing plant producing a copper concentrate that was sold to a smelter in San Luis Potosi. The plant consisted of a conventional three-stage crushing circuit with the tertiary crusher in closed circuit with a screen. Fine crushed material was fed to a ball mill and classified with a cyclone. The fines from the cyclone reported to the flotation circuit where typical flotation reagents for copper minerals were used. The concentrate from the rougher and scavenger circuits were upgraded in a cleaner circuit with the final concentrate reporting to a thickener, vacuum filter and dryer. The concentrate was dried to approximately 8% moisture and then shipped to the smelter. Flotation tailings was pumped to the permitted tailings impoundment where decant water is reclaimed for process use.

The present treatment circuit incorporates crushing to 8 – 10mm, followed by ball mill grinding in close circuit with a cyclone to produce a grind of about 65% passing 200mesh. Lime is added in the ball mill to raise the flotation pH to about 10.5 to depress pyrite. Flotation reagents used include Aeroflot 208, 404 and Aerophine 3418 together with a glycol frother.

A single stage of cleaning is used for the rougher and scavenger concentrates to produce a final copper concentrate grading 20 to 25% copper. Typical copper recoveries range from 85 to 90%, silver in the mid 80’s and gold between 60 and 70% depending on the source of the material.

Process optimization should focus on reducing the bismuth content in the concentrate and to improve the gold recovery.

A summary of the mill production and balance for the month of October and the year-to-date in 2001 is provided in Table 17.1.

Table 17.1 Mill Production

Source: Avino 2001

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Recent Production from the Avino Vein is summarized in Table 17.2.

Table 17.2 Recent Production from the Avino Vein

Source: Avino 2016

17.1.2  San Gonzalo Vein

As has been reported before by Tetra Tech (2012 and 2013), Avino is currently conducting mining activity on the San Gonzalo Vein and processing San Gonzalo Vein material at the mine plant.

The current process plant consists of crushing and grinding facilities, followed by a flotation process circuit to recover and upgrade silver and gold from the feed material. Common reagents were used within the flotation circuit. The flotation concentrate is thickened, filtered to 9.9% moisture content, and sent to the concentrate stockpile for subsequent shipping to customers. A gravity concentrator has been incorporated into the grinding circuit to recover electrum and to improve the overall silver and gold recoveries.

The final flotation tailing is disposed of in the tailing pond. A summary of the material and metallurgical balances from April 2013 is outlined in Table 17.3.

Table 17.3 Material and Metallurgical Balances

Source: Avino 2013a

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Recent Production from the San Gonzalo Vein is summarized in Table 17.4.

Table 17.4 Recent Production from the San Gonzalo Vein

Source: Avino 2016

The simplified flowsheet of grinding and flotation circuits is shown in Figure 17.1.

Figure 17.1 Simplified Flowsheet

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

18.0 PROJECT INFRASTRUCTURE

18.1 Introduction

The history of operations at the Avino Mine provides ample evidence of sufficient infrastructure and services in the area. Three process circuits are in place and have been completely refurbished and operating.

The existing tailings deposition facility has been upgraded and is fully permitted and operational for approximately another year of tailings at the current processing rates. The offices, miner’s quarters, secured explosives storage facilities, warehouse, laboratory and other associated facilities are all in place.

18.2 Power

The Avino Mine is connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power has been diverted to the surrounding towns in the district. The present power line provides only 1,000 kW of power with 500 kW servicing the mill, 400 kW for San Gonzalo and the balance for the well at Galeana, employee accommodation facility and water reclaim from the tailings dam. The San Gonzalo power line was built in 2009 to replace the contractor’s diesel generator used during mine development. A C-27 CAT diesel power generator, which produces 700 kW, is being used to power the second circuit. In June 2016, the newly constructed power line was commissioned and energized supplying an additional 5MW of available power to the mine.

Current power consumption at the mine is approximately 2MW, leaving sufficient additional power for near-term expansion projects that are currently being organized, such as the Oxide Tailings Heap Leach/Merril-Crowe Precipitation Project (which would require 1 MW) and a possible expansion of the processing plant, which would require a further 1 MW. Additionally, the existing power line will be left in place to service local communities and provide backup power for the mine.

18.3 Water supply

While water supply was found to be limiting in the past, Avino has taken the necessary steps to secure adequate supply. To supplement the 1 Mm3 dam built by Avino in 1989, a well (Galeana) was drilled to the west of the mine site in 1996 to a depth of 400 m and is reported to have a water level at 40 m below the collar. From this, a pipeline connection has been installed to the mine. Additionally, CMMA, in cooperation with the government, has repaired a government dam (El Caracol) and raised the dam wall by 6 m. A pipeline to the mine has also been installed. This dam is shared with the population of Pánuco de Coronado for their irrigation needs, as 60% for the mine and 40% for the town, with government setting the annual total take to which percent sharing applies. Mine site water use is from a combination of tailings water reclaim, El Caracol, and Galeana with preference given to mine site sources for which no water conservation charge was applicable (Slim 2005).

18.4 Water treatment plant

Underground mine water at the Avino Mine is acidic. Since October 2012 dewatering of the Avino Mine began and a water treatment plant using lime to raise the pH and to precipitate the heavy metals was constructed and built. The water treatment facility is a typical Mexican design and the effluent water quality had to meet the agricultural standards for discharge. Test results to date show the results do meet the required agricultural standards and water is being discharged to the El Caracol Dam via gravity. The effluent is being monitored on a daily basis when the treatment plant is operational. Sludge which is considered low density is sent to the tailings dam.

18.5 San Gonzalo access road

In 2008, this 1.7 km road was upgraded so it would be suitable for use by the mineralized material haul trucks and heavy equipment. The road was widened and a section had to be blasted because of the competent rock.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

19.0 MARKET STUDIES AND CONTRACTS

There is a ready market for both the San Gonzalo silver/gold flotation concentrate and the Avino copper, silver and gold flotation concentrate. These concentrates are currently being sold under contract to Samsung C&T UK Ltd. The terms and conditions of these contracts are based on industry norms and the terms have been used to establish the revenues from both mining operations.

Under the terms of the agreement, the concentrates are delivered by truck to the Port of Manzanillo, located on the Pacific coast of Mexico, loaded into containers and shipped to smelters located overseas.

The metal prices used for the payable metals namely copper, silver and gold are based on the the average market prices of the first month after the month of delivery to the loading port.

20.0 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Avino has received all necessary permits to build the new tailings storage facility ("TSF"), and construction planning with the contractor is underway. A new tailings storage facility is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our active operations.

The assessment work is part of the recommendations contained in the 2013 Tetra Tech Preliminary Economic Assessment ("A Technical Report on the Avino Property") intended to advance the tailings resource towards a production decision for a Merrill-Crowe precipitation heap leach operation.

In order to get a head start on the assessment work, in November, 2015, Avino began a program of sampling the lower oxide bench in areas not currently in use. The program consisted of using a hydraulic drill with a two metre split spoon auger to drill vertical holes to a depth of 20 to 30 metres; 12 holes were drilled by the end of 2015 totaling 227 metres. By the end of February, 2016, a further 40 holes had been drilled totaling over 650 metres; assays have been received and are currently being compiled.

Once the new TSF is completed, Avino will decommission the current TSF, then begin installing wells which will be used to pump out the retained water in the dam. This will speed up the sonic drilling program planned for the upper benches, provide samples for the metallurgical program, and increase confidence in the oxide resource located below the sulphide tailings.

21.0 CAPITAL AND OPERATING COSTS

21.1 Avino and San Gonzalo Veins

Avino is currently conducting mining activity on the Avino and San Gonzalo Veins. There is no cost estimate applicable and all costs below are based on actual expenditure.

The Company has not based its production decisions on a feasibility study or mineral reserves demonstrating economic and technical viability, and as a result there is increased uncertainty and there are multiple technical and economic risks of failure, which are associated with these production decisions.  These risks, among others, include areas that would be analyzed in more detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy, and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Capital costs

The actual capital expenditures to date on the Avino and San Gonzalo Veins are summarized in Table 21-1 and 21-2, respectively.

Table 21-1 Capital Costs for the Avino Vein

Table 21-2 Capital Costs for the San Gonzalo Vein

Mine and mill capital costs were attributed to equipment purchases.

Operating costs

The actual operating costs (in US dollars) during Q1 2016 and Q2 2016 are presented in Table 21-3.

The mine and milling costs included operating and maintenance labour together with the associated consumable supplies. Power was included in the milling costs. The geological component was mostly technical labour.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 21-3 Operating Costs for the Avino Vein

Table 21-4 Operating Costs for the San Gonzalo Vein

21.2 Oxide tailings

The CAPEX and OPEX for the oxide tailing tailings part of the Property were developed and reported by Tetra Tech (2012) but are no longer current.

21.3 Sulphide tailings

Avino is not currently conducting mining activity on the sulphide tailings portion of the Property. No capital or operating costs have been estimated for any potential mining activity on the sulphide tailings portion of the Property.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

22.0 ECONOMIC ANALYSIS

22.1 Avino Vein

No economic analysis has been performed on the Avino Vein.

22.2 San Gonzalo Vein

No economic analysis has been performed on the San Gonzalo Vein.

22.3 Oxide tailings

An economic analysis for the oxide tailing tailings part of the Property was developed and reported by Tetra Tech (2012) but is no longer current.

22.4 Sulphide tailings

No economic analysis has been performed on the sulphide tailings.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

23.0 ADJACENT PROPERTIES

There are no material properties adjacent to the Property.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

24.0 OTHER RELEVANT DATA AND INFORMATION

There is no additional information or explanation necessary to make the technical report understandable and not misleading.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

25.0 INTERPRETATION AND CONCLUSIONS

25.1 Geology

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, and 82 km northeast of Durango City. The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

The Property is located within a large caldera which hosts numerous epithermal veins and breccias, grading into a “near porphyry” environment. The dominant rock types in the region of the Avino Mine include andesitic, rhyolitic and trachytic pyroclastic rocks. The area was intruded by monzonite dykes and stocks, which appear to be related to mineralization. Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections from contact with atmospheric waters, resulting in an oxidized and a reduced, or sulphide, portion of the mine.

Four deposits are present on the Property: the Avino Vein, the San Gonzalo Vein, and the tailings dam (which includes an oxide and a sulphide portion). Current resource estimates are reported in this study for the Avino and San Gonzalo Veins as well as the oxide tailings.

25.2 Resource estimates

The mineral resources of the property are summarized below in Table 25-1.

Table 25-1 Mineral Resources at the Avino Mine Property

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Notes to the statement:

Figures may not add to totals shown due to rounding

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards

- For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 50, 55 and 125 g/t silver equivalent grade.

Silver equivalent grades were calculated using conversion formulas AgEQ = Ag + 55.9 * Au + 72.99 * Cu for Avino Vein and AgEQ = Ag + 56.38 * Au for San Gonzalo Vein System and oxide tailings Cut-off grades were calculated using current costs, silver price of US$19.50/oz, gold price of US$1,250/oz and copper price of US$2.10/lb

It must be noted that no mineral resource has been estimated for the sulphide tailings portion of the Property.

25.3 Mineral processing

No mineral processing methods or metallurgical test work is underway or proposed for the Avino Vein or sulphide tailings.

Avino is currently conducting mining activity on the San Gonzalo Vein, including processing of San Gonzalo Vein material at the mine plant. No current metallurgical test work has been performed. Production decisions are being made without mineral reserves or any studies of economic viability that have been prepared in accordance with NI 43-101. Avino is basing its economic decisions on the net proceeds of a bulk sample program described in Section 9.2.3 and on the basis of results of the current operations.

Tetra Tech disclosed mineral processing and metallurgical testing methods and results for the oxide tailings portion of the Property. These were disclosed in the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012.

25.4 Mining

Avino is currently conducting mining activity on the San Gonzalo and the Avino Veins. Both cut and fill and shrinkage stoping are used to feed the mill which is currently configured to accommodate 230 t/d of dry material from San Gonzalo. A contractor is used for haulage (more information can be found in Section 16.2).

25.5 Capital and operating costs

Capital costs

The actual capital expenditures for 2014 to 2016, for the sections of the Avino Vein (Elena Tolosa) and San Gonzalo Vein sections of the mine, are summarized in Tables 25-2 and 25-3 respectively.

Table 25-2 Capital Costs for the Avino Vein

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 25-3 Capital Costs for the San Gonzalo Vein

Operating costs

The operating costs (in US dollars) during Q1 2016 and Q2 2016, for the sections of the Avino Vein (Elena Tolosa) and San Gonzalo Vein sections of the mine, are presented in Tables 25.4 and 25.5.

Table 25-4 Operating Costs for the Avino Vein

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

Table 25-5 Operating Costs for the San Gonzalo Vein

The mine and milling costs included operating and maintenance labour together with the associated consumable supplies. Power was included in the milling costs. The geological component was mostly technical labour.

The CAPEX and OPEX for the oxide tailing tailings part of the Property were developed and reported by Tetra Tech (2012) but are no longer current.

25.6 Economic analysis

No new economic analysis has been performed for the Avino Vein, the San Gonzalo Vein, the oxide tailings or the sulphide tailings.

Project code: 16023

Effective date: October 27, 2016

26.0 RECOMMENDATIONS

26.1 Introduction

QG’s recommendations are itemized below. These recommendations are not required for continued mine development on the Property, and therefore a cost estimate for this work is not provided.

26.2 Actions

26.2.1 Database Management

Tetra Tech has the following recommendations regarding Avino database management:

Tetra Tech (2013) previously recommended that all drillhole data (including collar, survey, assay, geology, and specific gravity data) should be maintained in a single, compiled database for both the Avino and San Gonzalo Veins. The data has been not consolidated to date. QG reiterates this recommendation but goes further to recommend that tailings sampling data also be included.

QG recommends that underground channel sampling and QA QC data be incorporated into the same unified system together with the exploration drilling data to form a single repository or ‘version of the truth’.

Avino currently possess Surpac™ software that should be adequate to manage a more centralized database. The ability to select data by type and location for assaying and logging should be managed through the judicious use of codes to allow selective extraction and summarization as and when required.

26.2.2 Underground Sampling

QG has the following recommendations regarding Avino geology data and interpretation:

QG recommends that channel sampling strategy at the Avino Vein be revised. Currently the face sampling of the development drifts is sampled across the width (4m wide) during the initial development. This information is used to make decisions on whether or not to consider the development muck to be mineralized and also for resource estimation. The Avino Vein is very wide (in excess of 30 m in places) and subsequent to development, sampling of the ledging to expose the full width of the orebodies, prior to stoping is less systematic. There is a risk of sampling bias towards the hanging and footwall drifts. A preliminary suggestion is that a scissor truck could provide access to the hanging wall, would enable sampling access to the entire hanging wall of the exposed vein. Sampling 30 metres of channel samples one metre at a time by means of manual maul and hammer chipping is exhausting and is likely to result in poor sampling, so mechanical assistance such as a rock saw (compressed air-driven or electrical) should be considered.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

The stratigraphy of the country rock on the margins of the Avino and San Gonzalo should be determined using multi-element analyses to provide geochemical signatures for the volcanic units. This would help to identify vertical intervals where the development of the veining and mineralization is likely to have been affected favourably or unfavourably by the geochemistry and thus to assist in prospecting for vein extensions or blind veins not intersected in the underground development. Grab samples from the underground exposures could be obtained rapidly to make a start. There may be an advantage to seek involvement with an academic researcher (for example at UBC) to get work done relatively cheaply using the latest techniques.

26.2.3 Survey data

QG recommends that survey data be reviewed during the course of drilling campaigns to avoid duplication in the database.

26.2.4 Specific gravity sampling and analysis

QG recommends that Avino continues to develop the database for specific gravity data using drill cores. QG also recommends that grab samples from controlled underground exposures (location, and lithology description) be used to supplement the data. QG further recommends that some large samples be cut from the faces of the oxide tailings deposit weighed and measured to determine specific gravity for the deposit.

26.2.5 QA/QC Sampling

QG recommends that standards and blank submissions be included in the master database for the property to avoid the difficulty of locating such data when it is resides in separate spreadsheet reports.

QG recommends that QA/QC performance graphs be updated on a monthly basis to allow questionable sample batches to be repeated timeously.

26.2.6 Sulphide tailings drilling

Drill the sulphide tailings when it has been dewatered. A hole spacing of 80 to 100 m (based on experience with the oxide tailings) should be sufficient to allow an inferred resource to be declared, provided sufficient mineralization is present.

26.2.7 Density Measurements

The current density measurements are sparse and not well distributed enough to provide the basis for meaningful spatial density estimation in the opinion of QG. QG recommends that further density measurements be generated. Access to most of the levels in the Avino Mine and San Gonzalo Mine provides the opportunity to rapidly supplement density measurements from underground exposures in the form of grab samples from known positions for the major vein units. Density measurements from the accessible oxide tailings heap can be obtained by carefully removing and measuring volumes of material and drying an weighing the material. QG suggests representative volumes of 0.5 m x 0.5 m x 0.5 m adjacent to the collars of every second drill hole should be captured.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

26.2.8 Resource estimation

A resource estimate for the sulphide tailings should be completed for mine planning purposes, in addition to an updated oxide tailings resource estimate following the drilling program recommended above (Section 26.2.6).

An internal capacity to perform mineral resource estimation, using geostatistical methods should be developed. The Surpac software should provide the tools to be able to do this in the long term.

26.2.9 Strategic Exploration Assessment

QG recommends that a global assessment of the potential of the secondary veins such as La Estella, San Jorge, Guadalupe and Santa Ana be carried out and compiled into a long-term exploration plan. This will enable a pipeline of opportunities to be generated and inform strategic decision-making to take full advantage of existing infrastructure and help to optimize cash flow in the face of fluctuating metal prices.

26.3 Process

26.3.1 Oxide and sulphide tailings

QG recommends that density sampling of the tailings be carried out during further exploration drilling and by means of measured samples.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

27.0 REFERENCES

•	Avino Silver & Gold Mines Ltd., 2013a. Avino May Production Report June 06, 2013. Retrieved July 17, 2013 from www.avino.com.
•	Audited Annual Financial Report & MD&A for the year ended December 31, 2015
•	Avino Silver & Gold Mines Ltd., 2012. Consolidated Financial Statements for the years ended December 31, 2015, 2014, and 2013.
•	Avino Silver & Gold Mines Ltd., 2011a. News Release: Avino Reports Results of San Gonzalo Bulk Sample July 11, 2011.
•	Avino Silver & Gold Mines Ltd., 2011b. Consolidated Financial Statements for the years ended December 31, 2011 and 2010.
•	Avino Silver & Gold Mines Ltd., 2001. Internal Report - Avino Operating Records, October 2001.
•	Benitez, Sanchez, 1991. Memorandum: Informe Final de la Cubicacion de Presa de Jales. Prepared for Ing. Rene Cuellar Torres, Cia Minera Mexicana de Avino, S.A. de C.v. June 6, 1991, 5 pages.
•	Bermúdez Fernández, Jesús, 2012. Legal agreement between Minerales de Avino, Sociedad Anónima de Capital Variable and Compañía Minera Mexicana de Avino, Sociedad Anónima de Capital Variable on the La Platosa Concession. Volume seven hundred and twenty-six/mbq* number fifteen thousand one hundred and ninety-seven. February 18, 2012, 14 pages.
•	Emsley, J., 2003. Nature’s Building Blocks: an A-Z Guide to the Elements. Oxford University Press, 538 pages.
•	Gallegos, J.I., 1960. Durango Colonial, 1563-1821, Mexico City: Editorial Jus, p. 78.
•	González Olguin, Juan Manuel, 2012. Current title opinion prepared by Bufete González Olguin SC Law Firm for Avino Silver and Gold Mines, Ltd. April 4, 2012, 29 pages.
•	Gunning, D., 2009. Resource Estimate on the San Gonzalo Vein - A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. Effective date October 27, 2009.
•	Paulter, J., 2006. Regional Exploration Evaluation and Recommendations. Unpublished internal report for Avino.
•	Hall, R., 2006. Technical Report: Tailings Retreatment - Process Option. Prepared by Ron Hall, Wardrop Engineering Inc. for Avino Silver & Gold Mines Ltd. March 31, 2006
•	Huang, J., 2003. Flotation and Cyanidation Scoping Tests and Specific Gravity. Project No. 0302303. Report prepared by John Huang, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2003.
•	Huang, J. and Tan, G., 2005. Metallurgical Test Work on Avino Tailings, Durango, Mexico. Project No, 0406407. Report prepared by John Huang and Gie Tan, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2005.
•	Servicios Administratos Luismin, 1993. Unpublished Report on the Potential of the Avino Property. SA de CV, the engineering branch of Cía Minera de San Luis Exploration
•	Slim, B., 2003. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. November 2003.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

•	Slim, B., 2005a. Preliminary Feasibility. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.
•	Slim, B., 2005b. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.
•	Slim, B., 2005c. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. July 21, 2005.
•	Slim, B., 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.
•	Tetra Tech, 2012. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 24, 2012. www.sedar.com
•	Tetra Tech, 2013. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 19, 2013. www.sedar.com Document No. 1251920100-REP-R0001-02.1
•	VSE, 1977. Vancouver Stock Exchange Review. September 1979.
•	WEBSITES
•	Avino Annual Reports http://www.avino.com/new/history.asp?ReportID=516318
•	Index Mundi 2011 http://www.indexmundi.com/
•	Wikipedia Durango entry: https://en.wikipedia.org/wiki/Durango

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

28.0 CERTIFICATE OF QUALIFIED PERSON

28.1 MICHAEL F. O’BRIEN, P.Geo., M.Sc., Pr. Sci. Nat., F.Aus.I.M.M., F.S.A.I.M.M.

I, Michael F. O’Brien, P. Geo., M.Sc., Pr. Sci. Nat., F.Aus.I.M.M., F.S.A.I.M.M., of Vancouver, British Columbia, do hereby certify:

•	I am a Senior Principal Consultant with QG Australia (Pty) Ltd., an Aranz Geo Company, with a business address at 506-1168 Hamilton Street, Vancouver, British Columbia, V6B 2S2.
•	This certificate applies to the technical report entitled “Amended Resource Estimate Update for the Avino Property, Durango, Mexico”, dated October 27, 2016 (the “Technical Report”).
•	I am a graduate of the University of Natal, (B.Sc. Hons. Geology, 1978) and the University of the Witwatersrand (M.Sc. Engineering, 2002). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#41338). I am a member in good standing of the South African Council for Natural Scientific Professions (South Africa, 400295/87). My relevant experience is 36 years of experience in operations, mineral project assessment and I have the experience relevant to Mineral Resource estimation of metal deposits. I have estimated Mineral Resources for greenstone-hosted gold, diatreme complex epithermal gold deposits, porphyry copper-gold, volcanogenic massive sulphide deposits and shear zone-hosted deposits. I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”) under the Accepted Foreign Associations and Membership Designations (Appendix A).
•	My most recent personal inspection of the Property that is the subject of this Technical Report was June 6 to 7, 2016, inclusive.
•	I am responsible for Sections 1.0 to 12.0, 14.0 and 23.0 to 28.0 of the Technical Report.
•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.
•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 19, 2013.
•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.
•	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 27th day of October, 2016 at Vancouver, British Columbia

“Michael F. O’Brien” {signed and sealed}

Original document signed and sealed by Michael F. O’Brien, M.Sc., P. Geo., Pr. Sci. Nat., F.Aus.I.M.M., F.S.A.I.M.M.

Project code: 16023

Effective date: October 27, 2016

Amended Resource Estimate Update for the Avino Property, Durango, Mexico For Avino Silver & Gold Mines Ltd.

28.2 HASSAN GHAFFARI, P.Eng.,

I, Hassan Ghaffari, P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Director of Metallurgy with Tetra Tech WEI Inc. with a business address at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.

•	This certificate applies to the technical report entitled “Amended Resource Estimate Update for the Avino Property, Durango, Mexico”, dated October 27, 2016 (the “Technical Report”).

•	I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1990) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#30408). My relevant experience includes 27 years of experience in mining and plant operation, project studies, management, and engineering. As the lead metallurgist for the Pebble Copper/Gold Moly Project in Alaska, I am coordinating all metallurgical test work and preparing and peer reviewing the technical report and the operating and capital costs of the plant and infrastructure for both the scoping and prefeasibility studies. For the Ajax Copper-Gold Project in BC, I was the Project Manager responsible for the process, infrastructure and overall management of the 60,000 t/d mill. As well, I was the Project Manager responsible for ongoing metallurgical test work and technical assistance for the La Joya Project Copper/Silver/Gold Project in Durango, Mexico. I am a “Qualified Person” for the purposes of National Instrument 43-101 (the “Instrument”).

•	My most recent personal inspection of the Property that is the subject of this Technical Report was on March 30, 2011 for one day.

•	I am responsible for Sections 13, 17, 18, 19, 20, 21, 25.3, 25.5, 26.3, and 28.2.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 24, 2012.

•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 27th day of October, 2016 at Vancouver, British Columbia.

“Hassan Ghaffari” {signed and sealed}

Hassan Ghaffari, P.Eng., Director of Metallurgy
Tetra Tech WEI Inc.

Project code: 16023

Effective date: October 27, 2016

28.3 SABRY ABDEL HAFEZ, P.Eng., Ph.D.

I, Sabry Abdel Hafez, Ph.D., P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Senior Mining Engineer with Tetra Tech WEI Inc. with a business address at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.

•	This certificate applies to the technical report entitled “Amended Resource Estimate Update for the Avino Property, Durango, Mexico”, dated October 27, 2016 (the “Technical Report”).

•	I am a graduate of Assiut University (B.Sc Mining Engineering, 1991; M.Sc. in Mining Engineering, 1996; Ph.D. in Mineral Economics, 2000). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#34975). I have more than 23 years of experience in the evaluation of mining projects, advanced financial analysis, and mine planning and optimization. My capabilities range from the conventional mine planning and evaluation to the advanced simulation-based techniques that incorporate both market and geological uncertainties. I have recently been involved in the technical reports for the Copper Fox’s Schaft Creek project feasibility study, Pretium Resources’ Brucejack project feasibility study, AQM’s Zafranal PEA, Castle Resources’ Granduc project PEA study and Seabridge’s KSM project prefeasibility study. I have been involved in the technical studies of several base metals, gold, coal, and aggregate mining projects in Canada and abroad. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

•	I have not completed a personal inspection of the Property that is the subject of this Technical Report.

•	I am responsible for Sections 15, 16, 22, 25.4, 25.6, and 28.3 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have prior involvement with the Property that is the subject of the Technical Report. I co-authored the report entitled “Technical Report on the Avino Property” and dated July 24, 2012.

•	I have read the Instrument and the parts of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	Signed and dated this 27th day of October, 2016 at Vancouver, British Columbia

“Sabry Abdel Hafez” {signed and sealed}

Sabry Abdel Hafez, Ph.D., P.Eng.
Senior Mining Engineer
Tetra Tech WEI Inc.

Project code: 16023

Effective date: October 27, 2016

Project code: 16023

Effective date: October 27, 2016